TOP GLOVE

AWARDED ISO 9001

(Company No.: 474423-X)
• Public Listed Company on Bursa Malaysia Main Board
Latex Examination, Nitrile, Surgical, Vinyl & Household Gloves Manufacturer and Exporter
The World's Largest Rubber Glove Manufacturer
*"Always Staying At The Top"*
Lot 5091, Jalan Teratai, Batu 5, Off Jalan Meru, 41050 Klang, Selangor D. E., Malaysia.
Tel: 603-3392 7880 / 8910 Fax: 603-33927229 / 9160
E-mails : i) top@topglove.com.my ii) tgmed@po.jaring.my
Websites : i) [redacted]e.asiaep.com

*1998 to 2005 Celebrating Malaysia's Enterprising Spirit*

082-34922

07027843

SUPPL

1 November 2007

**U.S. SECURITIES AND EXCHANGE COMMISSION**
Office of International Corporate Finance
100F Street, NE
Washington, DC 20549
USA
Mailstop: Room 3628

RECEIVED 2007 NOV -7 A 3:35

Dear Sirs,

**Top Glove Corporation Bhd – Company Announcements**
**Symbol : TGLVY**
**Cusip : 890543100**

Reference is made to the above and we are pleased to enclose herewith the recent announcements made by the Company to the Bursa Malaysia Securities Berhad (Malaysian Stock Exchange), for the period from 1 February 2007 till 31 October 2007 for your retention.

Should you require further information, please do not hesitate to contact the undersigned at tel no.: +603-3392 1992 ext. 220 or email : cglim@topglove.com.my

Thank you.

Yours faithfully
**Top Glove Corporation Bhd**

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

**Lim Cheong Guan**
Executive Director

cc : Bank of New York, for the attention of Ms Violet Pagan / Assistant Vice Precident

11/8

MS ISO 9001 REG NO AR 0531 MALAYSIA · TÜV PRODUCT SERVICE GERMANY · NF FRANCE · CE EUROPE · FDA REGISTERED U.S.A. · TGA AUSTRALIA · CGSB CANADA · ADA ACCEPTED U.S.A. · SMG MALAYSIA

**General Announcement**
Reference No **MM-070202-38136**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **RHB INVESTMENT BANK BERHAD** |
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **02/02/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY")**<br>**Proposed private placement of up to 28,173,271 new ordinary shares of RM0.50 each in Top Glove, representing 10% of the enlarged issued and paid-up share capital of the Company after the completion of the proposed bonus issue as announced on 17 October 2006 ("Proposed Placement")** |

Contents :

We refer to Top Glove's announcements dated 4 January 2007 and 17 January 2007 in connection with the Proposed Placement ("Announcements"). Unless otherwise defined, the definitions set out in the Announcements shall apply herein.

On behalf of the Board of Directors of Top Glove, RHB Investment Bank Berhad *(formerly known as RHB Sakura Merchant Bankers Berhad)* ("RHB INVESTBANK") is pleased to announce that the Securities Commission ("SC") has vide its letter dated 31 January 2007 approved the Proposed Placement pursuant to Section 32(5) of the Securities Commission Act, 1993 and the Guidelines on the Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests issued by the Foreign Investment Committee.

The SC's approval for the Proposed Placement is subject to the following conditions:

(i) RHB INVESTBANK / Top Glove to comply with the relevant provisions in Guidance Note 8C and all other relevant requirements pertaining to the implementation of the Proposed Placement as stipulated in the Policies and Guidelines on Issue/Offer of Securities issued by the SC ("SC Guidelines");

(ii) RHB INVESTBANK, J.P. Morgan Securities Ltd and CLSA Singapore Pte Ltd (collectively "Joint Placement Agents") to provide confirmation to the SC, upon completion of the Proposed Placement, that all the Placement Shares have been allocated into the accounts of the final placees and that the Joint Placement Agents do not hold any Placement Shares in its own account. The relevant supporting documentation (including details of the placees as per Guidance Note 8C of the SC Guidelines) has to be submitted together with the confirmation to be provided by the Joint Placement Agents;

(iii) Top Glove to increase its Bumiputera equity by 5.11% of the new enlarged share capital of Top Glove (representing 12,074,259 new Top Glove Shares) within 2 years from the date of implementation of the Proposed Placement; and

(iv) RHB INVESTBANK / Top Glove to inform the SC of the completion of the Proposed Placement.

In addition, the Ministry of International Trade and Industry ("MITI") has also vide its letter dated 31 January 2007 informed that MITI has no objection for Top Glove to implement the Proposed Placement subject to the approval of the SC being obtained and compliance with the Guidelines on the Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests issued by the Foreign Investment Committee.

This announcement is dated 2 February 2007.

Listing Circular

**LISTING'S CIRCULAR NO. L/Q : 41042 OF 2007**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **07/02/2007** |

Subject : TOPGLOV-Bonus Issue of 77,765,429 new ordinary shares of RM0.50 each on the basis of 2 for 5 ("Bonus Issue")

**Contents :**

Kindly be advised that the abovementioned Company's additional 77,765,429 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Bonus Issue will be granted listing and quotation with effect from 9.00 a.m., Friday, 9 February 2007.

General Announcement
Reference No **MM-070207-64968**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **RHB INVESTMENT BANK BERHAD** |
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **07/02/2007** |



| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY") Placement of up to 27,217,902 new ordinary shares of RM0.50 each in Top Glove ("Shares"), representing approximately 10% of the enlarged issued and paid-up share capital of the Company after the completion of the proposed bonus issue as announced on 17 October 2006 (the "Proposed Bonus Issue") (the "Placement")** |

Contents :

We refer to Top Glove's announcements dated 4 January 2007, 17 January 2007, 2 February 2007 and 5 February 2007 in connection with the Placement ("Announcements"). Unless otherwise defined, the defined terms used in the Announcements shall apply herein.

On behalf of the Board of Directors of Top Glove, RHB Investment Bank Berhad *(formerly known as RHB Sakura Merchant Bankers Berhad)* ("RHB INVESTBANK") is pleased to announce the completion of the book-building process in relation to the Proposed Placement. Top Glove has appointed RHB INVESTBANK, J.P. Morgan Securities Ltd and CLSA Singapore Pte Ltd as Joint Bookrunners for the Placement.

The issue price was fixed at RM8.80 per Share (which represents a discount of approximately 4.97% to the 5-day weighted average market price of Top Glove Shares up to 6 February 2007 of RM9.26 and a discount of approximately 5.38% to the closing price of Top Glove Shares on 6 February 2007 of RM9.30).

This announcement is dated 7 February 2007.

Listing Circular

**LISTING'S CIRCULAR NO. L/Q : 41191 OF 2007**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **13/02/2007** |

Subject : TOPGLOV-Private Placement of 27,217,902 new ordinary shares of RM0.50 each ("Private Placement")

**Contents :**

Kindly be advised that the abovementioned Company's additional 27,217,902 new ordinary shares of RM0.50 each issued at an issue price of RM 8.80 per share pursuant to the aforesaid Private Placement will be granted listing and quotation with effect from 9.00 a.m., Thursday, 15 February 2007.

General Announcement
Reference No **MM-070214-67453**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **CIMB INVESTMENT BANK BERHAD** |
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **14/02/2007** |



Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY")**

**THE PROPOSED SUBSCRIPTION OF 300,305,829 NEW ORDINARY SHARES REPRESENTING APPROXIMATELY 60.06% EQUITY INTEREST OF THE ENLARGED ISSUED AND PAID-UP SHARE CAPITAL OF MEDI-FLEX LIMITED ("MEDI-FLEX") ("MEDI-FLEX SHARES") ("PROPOSED SUBSCRIPTION")**

Contents :

Further to the announcements dated 12 October 2006, 27 November 2006 and 8 January 2007 relating to the Proposed Subscription, on behalf of the Board of Directors of Top Glove, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) wishes to announce that Medi-Flex had today received the approval in-principal from the Singapore Exchange Securities Trading Limited ("SGX-ST") via its letter dated 13 February 2007, for the listing of and quotation for the 328,305,829 new Medi-Flex Shares, subject to the following:

(a) Compliance with the SGX-ST's listing requirements;

(b) Approval from the shareholders of Medi-Flex for the Proposed Subscription at an extraordinary general meeting to be convened; and

(c) Submission of an undertaking by Medi-Flex to make periodic announcements as and when the proceeds from the Proposed Subscription are materially deployed, and to provide a status report on the use of such proceeds in the annual report.

This announcement is dated 14 February 2007.

**General Announcement**
Reference No **CS-070216-0FA60**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **16/02/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR "THE COMPANY") - FINAL DIVIDEND OF 6% TAX EXEMPT AND 5% LESS 27% MALAYSIAN INCOME TAX** |

Contents :

With reference to the Company's announcement dated 10 November 2006 (referenced no. CS-061110-13F0C) in relation to the Final Dividend of 6% Tax Exempt and 5% less 28% Malaysian Income Tax for the financial year ended 31 August 2006, the Board of Directors of Top Glove wishes to inform that the corporate income tax rate had been amended from 28% to **27%** pursuant to the Finance Bill 2006 of Malaysia which was gazetted on 31 December 2006.

Based on the above, the Company is now required to deduct income tax at a rate of **27%** on the Final Dividend of 5%, instead of 28% as announced on 10 November 2006.

The date of entitlement and payment of the aforesaid Final Dividend remain unchanged.

This announcement is dated 16 February 2007.

Listing Circular

**LISTING'S CIRCULAR NO. L/Q : 41561 OF 2007**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **05/03/2007**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

**Contents :**

Kindly be advised that the abovementioned Company's additional 110,000 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 6 March 2007.

**General Announcement**
Reference No **MM-070308-55742**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **CIMB INVESTMENT BANK BERHAD** |
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **08/03/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE")** |

**THE PROPOSED SUBSCRIPTION OF 300,305,829 NEW ORDINARY SHARES REPRESENTING APPROXIMATELY 60.06% EQUITY INTEREST OF THE ENLARGED ISSUED AND PAID-UP SHARE CAPITAL OF MEDI-FLEX LIMITED ("MEDI-FLEX") ("PROPOSED SUBSCRIPTION")**

Contents :

Further to the announcements dated 12 October 2006, 27 November 2006, 8 January 2007 and 14 February 2007 relating to the Proposed Subscription, on behalf of the Board of Directors of Top Glove, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) wishes to announce that the shareholders of Medi-Flex have approved the resolutions pertaining to the Proposed Subscription at the extraordinary general meeting of Medi-Flex held today.

This announcement is dated 8 March 2007.

General Announcement
Reference No **MM-070315-62261**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **CIMB INVESTMENT BANK BERHAD** |
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **15/03/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE")** |

**THE PROPOSED SUBSCRIPTION OF 300,305,829 NEW ORDINARY SHARES REPRESENTING APPROXIMATELY 60.06% EQUITY INTEREST OF THE ENLARGED ISSUED AND PAID-UP SHARE CAPITAL OF MEDI-FLEX LIMITED ("MEDI-FLEX SHARES") ("PROPOSED SUBSCRIPTION")**

Contents :

We refer to the announcements dated 12 October 2006, 27 November 2006, 8 January 2007, 14 February 2007 and 8 March 2007 relating to the Proposed Subscription.

On behalf of the Board of Directors of Top Glove, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) wishes to announce that the 300,305,829 Medi-Flex Shares have been allotted and issued to Top Glove Sdn Bhd, a wholly-owned subsidiary of Top Glove, today pursuant to the Proposed Subscription. The said Medi-Flex Shares is expected to be listed and quoted on the Official List of the SGX-SESDAQ on 16 March 2007.

This announcement is dated 15 March 2007.

**General Announcement**
Reference No **MM-070316-57039**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **CIMB INVESTMENT BANK BERHAD** |
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **16/03/2007** |

Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE")**

**THE PROPOSED SUBSCRIPTION OF 300,305,829 NEW ORDINARY SHARES REPRESENTING APPROXIMATELY 60.06% EQUITY INTEREST OF THE ENLARGED ISSUED AND PAID-UP SHARE CAPITAL OF MEDI-FLEX LIMITED ("MEDI-FLEX SHARES") ("PROPOSED SUBSCRIPTION")**

Contents :

We refer to the announcements dated 12 October 2006, 27 November 2006, 8 January 2007, 14 February 2007, 8 March 2007 and 15 March 2007 relating to the Proposed Subscription.

On behalf of the Board of Directors of Top Glove, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) wishes to announce that the Proposed Subscription has been completed today.

This announcement is dated 16 March 2007.

**General Announcement**
Reference No **TG-070328-53829**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **28/03/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BERHAD ("Top Glove" or "the Company")<br>SCHEDULED DATE FOR RELEASE OF THE 2ND QUARTER RESULTS FOR THE FINANCIAL PERIOD ENDED 28 FEBRUARY 2007** |

Contents :

The Board of Directors wishes to announce that the 2nd Quarter results of the Company for the financial period ended 28 February 2007 is scheduled to be released to Bursa Malaysia Securities Berhad on 4 April 2007.

This announcement is dated 28 March 2007.

Listing Circular

**LISTING'S CIRCULAR NO. L/Q : 42125 OF 2007**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : **TOPGLOV**
Date Announced : **30/03/2007**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

**Contents :**

Kindly be advised that the abovementioned Company's additional 105,600 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 3 April 2007.

**Financial Results**

Reference No **TG-070403-53766**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **04/04/2007** |
| Financial Year End | : | **31/08/2007** |
| Quarter | : | **2** |
| Quarterly report for the financial period ended | : | **28/02/2007** |
| The figures | : | **have not been audited** |



Converted attachment :

Please attach the full Quarterly Report here:

TopGlove- 2Q07 notes.doc TopGlove- 2Q07 financial.xls

Remark:

## SUMMARY OF KEY FINANCIAL INFORMATION

28/02/2007

| | | INDIVIDUAL PERIOD | | CUMULATIVE PERIOD | |
|---|---|---|---|---|---|
| | | **CURRENT YEAR QUARTER** | **PRECEDING YEAR CORRESPONDING QUARTER** | **CURRENT YEAR TO DATE** | **PRECEDING YEAR CORRESPONDING PERIOD** |
| | | **28/02/2007** | **28/02/2006** | **28/02/2007** | **28/02/2006** |
| | | RM'000 | RM'000 | RM'000 | RM'000 |
| 1 | Revenue | **311,368** | **228,507** | **619,652** | **437,194** |
| 2 | Profit/(loss) before tax | **29,067** | **23,317** | **57,922** | **44,267** |
| 3 | Profit/(loss) for the period | **25,374** | **20,099** | **50,476** | **38,645** |
| 4 | Profit/(loss) attributable to ordinary equity holders of the parent | **25,368** | **20,001** | **50,213** | **38,360** |
| 5 | Basic earnings/(loss) per share (sen) | **9.14** | **7.52** | **18.34** | **14.45** |
| 6 | Proposed/Declared dividend per share (sen) | **0.00** | **0.00** | **0.00** | **0.00** |

| | | **AS AT END OF CURRENT QUARTER** | **AS AT PRECEDING FINANCIAL YEAR END** |
|---|---|---|---|
| 7 | Net assets per | **1.9020** | **1.0550** |

share attributable to ordinary equity holders of the parent (RM)

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

*** For comparative purpose, the Earnings Per Share for the quarter and year-to-date ended 28 February 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.**

AWARDED
ISO 9001

# TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
**Public Listed Company on Bursa Malaysia Main Board**
**The World's Largest Rubber Glove Manufacturer**
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

ENTREPRENEUR OF THE YEAR MALAYSIA 2004 BY ERNST & YOUNG

1998 to 2005 Celebrating Malaysia's Enterprising Spirit

## CONDENSED CONSOLIDATED INCOME STATEMENT
## FOR THE SECOND QUARTER ENDED 28 FEB 2007

| | Current Quarter Ended | Corresponding Quarter Ended | Cumulative Year To Date | Corresponding Year To Date |
|---|---|---|---|---|
| | 28-Feb-2007 | 28-Feb-2006 | 28-Feb-2007 | 28-Feb-2006 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Revenue | 311,368 | 228,507 | 619,652 | 437,194 |
| Operating Expenses | (279,991) | (203,676) | (556,660) | (390,701) |
| Other Operating Income | 975 | 922 | 1,802 | 1,797 |
| **Profit From Operations** | **32,352** | **25,753** | **64,794** | **48,290** |
| Finance Costs | (3,562) | (2,589) | (7,238) | (4,279) |
| Interest Income | 277 | 153 | 366 | 256 |
| **Profit Before Taxation** | **29,067** | **23,317** | **57,922** | **44,267** |
| Taxation | (3,693) | (3,218) | (7,446) | (5,622) |
| **Profit After Taxation** | **25,374** | **20,099** | **50,476** | **38,645** |
| **Profit Attributable to :** | | | | |
| Equity Shareholder of the Company | 25,368 | 20,001 | 50,213 | 38,360 |
| Minority Interest | 6 | 98 | 263 | 285 |
| | 25,374 | 20,099 | 50,476 | 38,645 |
| **Earnings Per Share (sen)** | | | | |
| **Basic** | 9.14 | * 7.52 | 18.34 | * 14.45 |
| **Diluted** | 9.11 | * 7.46 | 18.27 | * 14.35 |

* For comparative purpose, the Earnings Per Share for the quarter and year-to-date ended 28 February 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.

Remarks : the calculation of basic earnings per share for both the current quarter and year-to-date ended 28 February 2007 is based on the weighted average of issued and paid up share capital of 277,448,984 and 273,841,065 shares respectively. As for the corresponding quarter and year-to-date ended 28 February 2006 is based on the weighted average of issued and paid up share capital of 266,138,703 and 265,426,286.

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED BALANCE SHEET**
**AS AT 28 FEB 2007**

| | Unaudited Balance as at 28-Feb-2007 RM'000 | Audited Balance as at 31-Aug-2006 RM'000 |
|---|---|---|
| **ASSETS** | | |
| **Non-Current Assets** | | |
| Property, Plant and Equipment | 442,410 | 415,176 |
| Prepaid Land Lease Payment | 4,557 | 5,215 |
| Other Investment | - | 356 |
| Goodwill on Consolidation | 21,078 | 21,078 |
| | 468,045 | 441,825 |
| **Current Assets** | | |
| Inventories | 92,020 | 102,232 |
| Trade Receivables | 150,007 | 149,761 |
| Other Receivables and Deposits | 18,039 | 9,042 |
| Tax Recoverable | 1,621 | 45 |
| Cash and Bank Balances | 282,188 | 59,211 |
| | 543,875 | 320,291 |
| **Total Assets** | 1,011,920 | 762,116 |
| **EQUITY AND LIABILITIES** | | |
| **Equity Attributable to Equity Holders of the Company** | | |
| Share Capital | 149,753 | 96,143 |
| Share premium | 224,672 | 22,054 |
| Retained profit | 189,859 | 160,175 |
| Foreign exchange reserves | 90 | 2,040 |
| Others | 3,180 | 1,694 |
| | 567,554 | 282,106 |
| **Minority Interest** | 2,220 | 2,003 |
| **Total Equity** | 569,774 | 284,109 |
| **Non-Current Liabilities** | | |
| Long Term Borrowings | 172,604 | 146,439 |
| Deferred Taxation | 31,471 | 29,538 |
| | 204,075 | 175,977 |
| **Current Liabilities** | | |
| Trade Payables | 88,513 | 100,407 |
| Other Payables and Accruals | 58,790 | 68,650 |
| Short Term Borrowings | 76,322 | 126,229 |
| Dividend Payable | 14,446 | 6,744 |
| | 238,071 | 302,030 |
| **Total Liabilities** | 442,146 | 478,007 |
| **Total Equity and Liabilities** | 1,011,920 | 762,116 |
| | - | - |
| Net Tangible Assets per share (RM) | 1.832 | 0.977* |
| Net Assets per share (RM) | 1.902 | 1.055* |

* For comparative purpose, the Net Tangible Assets per share and Net Assets per share for 31 August 2006 had been adjusted to reflect the shares bonus issue of 2 for 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

(Incorporated in Malaysia)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SECOND QUARTER ENDED 28 FEB 2007

| | Attributable to Equity Holders of the Company | | | | | | Minority Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | | Non distributable | | | Distributable | | | |
| | Share Capital | Share Premium | Foreign Exchange Reserve | Others | Retained Profits | Total | | |
| | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 |
| **6 Months Ended 28 February 2007** | | | | | | | | |
| Balance as at 01 September 2006 | 96,143 | 22,054 | 2,040 | 1,694 | 160,175 | 282,106 | 2,003 | 284,109 |
| Movement during the period (cumulative) | - | - | - | 1,486 | - | 1,486 | - | 1,486 |
| Profit for the period | - | - | - | - | 50,213 | 50,213 | 263 | 50,476 |
| Exchange fluctuation reserve | - | - | (1,950) | - | - | (1,950) | (46) | (1,996) |
| Bonus shares issue | 38,883 | (32,800) | - | - | (6,083) | - | - | - |
| Issue of shares | 13,609 | 222,155 | - | - | - | 235,764 | - | 235,764 |
| ESOS share subscription during the year | 1,118 | 13,263 | - | - | - | 14,381 | - | 14,381 |
| Dividend | | | | | | | | |
| - Final tax exempt 6% | - | - | - | - | (8,982) | (8,982) | - | (8,982) |
| - Final dividend 5% (less 27% tax) | - | - | - | - | (5,464) | (5,464) | - | (5,464) |
| Balance as at 28 February 2007 | 149,753 | 224,672 | 90 | 3,180 | 189,859 | 567,554 | 2,220 | 569,774 |
| **6 Months Ended 28 February 2006** | | | | | | | | |
| Balance as at 01 September 2005 as previously stated | 94,319 | 9,064 | 418 | 799 | 110,203 | 214,803 | 1,232 | 216,035 |
| Prior year adjustment | - | - | - | - | (12,343) | (12,343) | - | (12,343) |
| Balance as at 01 September 2005 (restated) | 94,319 | 9,064 | 418 | 799 | 97,860 | 202,460 | 1,232 | 203,692 |
| Profit for the period | - | - | - | 252 | 38,360 | 38,612 | 285 | 38,897 |
| Exchange fluctuation reserve | - | - | 666 | - | - | 666 | 132 | 798 |
| ESOS share subscription during the year | 1,101 | 7,162 | - | - | - | 8,263 | - | 8,263 |
| Dividend | | | | | | | | |
| - Final tax exempt | - | - | - | - | (5,713) | (5,713) | - | (5,713) |
| - Final dividend 3% (less 28% tax) | - | - | - | - | (2,742) | (2,742) | - | (2,742) |
| Balance as at 28 February 2006 | 95,420 | 16,226 | 1,084 | 1,051 | 127,765 | 241,546 | 1,649 | 243,195 |

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the
Annual Financial Report for the year ended 31 August 2006

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**
**FOR THE SECOND QUARTER ENDED 28 FEB 2007**

| | Current Year To Date Ended 28-Feb-2007 RM'000 | Corresponding Year To Date Ended 28-Feb-2006 RM'000 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Profit before taxation | 57,922 | 44,267 |
| Adjustments for : | | |
| Depreciation | 19,110 | 12,804 |
| **Operating profit before changes in working capital** | 77,032 | 57,071 |
| **Changes in working capital** | | |
| Net change in current assets | 969 | (44,893) |
| Net change in current liabilities | (22,281) | 13,328 |
| Cash flows from operating activities | 55,720 | 25,506 |
| Tax paid | (7,089) | (2,679) |
| **Net cash flows from operating activities** | 48,631 | 22,827 |
| **Cash flows from investing activities** | | |
| Short term investment | 356 | - |
| Purchase of property, plant and equipment | (45,686) | (46,900) |
| | 3,301 | (24,073) |
| **Cash flows from financing activities** | | |
| Dividend paid | (6,727) | (5,655) |
| Increase in share capital | 250,145 | 8,263 |
| (Decrease)/Increase in borrowings | (23,288) | 42,873 |
| **Net change in cash and cash equivalents** | 223,431 | 21,408 |
| **Cash and cash equivalents at beginning of year** | 58,757 | 24,812 |
| **Cash and cash equivalents at end of period** | 282,188 | 46,220 |
| **Breakdown of cash and cash equivalents at end of period** | - | |
| Bank and cash balances | 282,188 | 48,951 |
| Bank overdrafts | - | (2,731) |
| | 282,188 | 46,220 |

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

## NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE SECOND QUARTER ENDED 28 FEBRUARY 2007

**1. Basis of Preparation**

The interim financial report is unaudited and has been prepared in accordance with FRS 134, Interim Financial Reporting. The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2006.

The accounting policies and methods of computation adopted in the interim financial report are consistent with those adopted in the audited financial statements as at 31 August 2006, except that the Group has adopted the new/revised standards mandatory for annual periods beginning on or after 1 January 2006.

**2. Auditors' Report**

The audited financial statements for the financial year ended 31 August 2006 was not subject to any qualification.

**3. Seasonal or Cyclical Factors**

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being disposable gloves.

**4. Extraordinary and Exceptional Items**

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 28 Feb 2007.

**5. Changes in Estimates of Amounts Reported Previously**

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

**6. Debts and Equity Securities**

6.1) On 17 October 2006, the Company, through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) ("CIMB") announced that the Company proposed to implement a bonus issue ("Proposed Bonus") of new ordinary shares of RM0.50 each in Top Glove Shares, on the basis of 2 bonus shares for every 5 existing Top Glove Shares held by shareholders.

Resulting from the completion of the Proposed Bonus, the issued and paid up capital of RM38,882,714.50 comprising of 77,765,429 ordinary shares of RM0.50 each was granted listing and quotation on 9 February 2007.

6.2) On 1 January 2007, the Company, through RHB Investment Bank Berhad (formerly known as RHB Sakura Merchant Bankers Berhad) announced that the Company proposed to implement a private placement of new ordinary shares of RM0.50 each in the Company to investors to be identified through placement agents under a book building process ("Proposed Placement").

The number of new Top Glove Shares issued under the Proposed Placement pursuant to the book building process was 27.2 million Top Glove Shares ("Placement Shares") which represents 10% of the Company's issued and paid-up shares capital. The issue price was fixed at RM8.80 per share. The total proceeds raised from the placement is RM239.5 million. The Placement Shares was granted listing and quotation on 15 February 2007.

6.3) The Employee Share Option Scheme ("ESOS") of the Company was officially implemented on 29 April 2003. During the current quarter ended 28 February 2007, a total of 916,600 new ordinary shares of RM0.50 each were issued prior to the completion of the Proposed Bonus and Proposed Placement ("Proposal") and 110,000 new ordinary shares of TM0.50 each were issued after the completion of the Proposal and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 28 February 2007 are as follows :-

| | No. of shares | RM |
|---|---|---|
| As at 30 November 2006 | 193,497,000 | 96,748,500 |
| Ordinary shares issued pursuant to the ESOS (prior to the completion of Proposed Bonus and Proposed Placement) | 916,600 | 458,300 |
| Total number of shares in issue (prior to the completion of the Proposed Bonus and Proposed Placement) | 194,413,600 | 97,206,800 |
| Ordinary shares issued pursuant to Proposed Bonus | 77,765,429 | 38,882,715 |
| Total number of shares after completion of Proposed Bonus | 272,179,029 | 136,089,515 |
| Ordinary shares issued pursuant to Proposed Placement | 27,217,902 | 13,608,951 |
| Total number of shares after completion of Proposed Placement | 299,396,931 | 149,698,466 |
| Ordinary shares issued pursuant to the ESOS | 110,000 | 55,000 |
| As at 28 February 2007 | 299,506,931 | 149,753,466 |

Other than the above, there were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

7. **Dividends Paid**

For the financial year ended 31 August 2006, the Company :-

i) On 15 September 2006, paid an interim dividend of 7% (tax exempt) amounting RM6,727,157.
ii) On 15 March 2007, the Company paid a total dividend of RM14,445,902 consisting of a final dividend of 5% (with tax 27%) amounting RM5,463,994 (after netting off 27% tax) and a final dividend of 6% (tax exempt) amounting RM8,981,908 which were approved in the Company's Annual General Meeting held on 10 January 2007

The total dividend paid by the Company in respect of the financial year ended 31 August 2006 was 18% represented by a net payment of RM21,173,059.

For the financial year ended 31 August 2005, the Company made the following dividend payments : -

i) On 16 September 2005, an interim dividend of 6% (tax exempt) amounting RM5,654,664 was paid; and
ii) On 14 March 2006, the Company paid a total dividend of RM8,454,759 consisting of a final dividend of 4% (with tax 28%) amounting RM2,742,084 (after netting off 28% tax) and a final dividend of 6% (tax exempt) amounting RM5,712,675 which were approved in the Company's Annual General Meeting held on 11 January 2006.

The total dividend paid by the Company in respect of the financial year ended 31 August 2005 was 16%, represented by a net payment of RM14,109,423.

## 8. Segmental Reporting

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

28 February 2007 (6 months)

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| External sales | 461,548 | 106,728 | 25,105 | 26,271 | - | 619,652 |
| Inter-segment sales | 17,971 | 5,824 | 12,939 | - | (36,734) | - |
| Total Revenue | 479,519 | 112,552 | 38,044 | 26,271 | (36,734) | 619,652 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Result** | | | | | | |
| Profit/(loss) from operations | 66,318 | 2,766 | (3,816) | 1,012 | (1,486) | 64,794 |
| Finance cost, net | | | | | | (6,872) |
| Taxation | | | | | | (7,446) |
| Profit after tax | | | | | | 50,476 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Segment assets | 745,255 | 137,859 | 81,945 | 25,783 | | 990,842 |
| Goodwill arising From consolidation | | | | | | 21,078 |
| **Liabilities** | | | | | | |
| Segment liabilities | 316,905 | 77,531 | 40,763 | 6,947 | | 442,146 |
| **Other information** | | | | | | |
| Capital expenditure | 21,790 | 14,030 | 9,866 | - | | 45,686 |
| Depreciation | 13,664 | 3,962 | 1,363 | 121 | | 19,110 |

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

## 9. Valuation of Property and Equipment

There was no revaluation of property, plant and equipment brought forward from the previous audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

**10. Material Events Subsequent to the End of the Interim Reported**

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

**11. Changes in the Composition of the Group**

There were no significant changes in the composition of the Group in the interim financial report, including business combination, acquisition or disposal of subsidiaries and long-term investments, restructuring and discontinuing operations.

**12. Contingent Liabilities**

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

## ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

**13. Review of Performance**

For the quarter ended 28 February 2007, the Group recorded a 36.3% increased in sales revenue to RM311.4 million from RM228.5 million registered in the corresponding quarter in the previous financial year. Profit before tax for the quarter increased by 24.9% to RM29.1 million as compared to RM23.3 million registered in the quarter ended 28 February 2006. The significant achievement in higher sales and profit is in line with the Group's continuous expansion in production capacity, better quality control, improvement in its cost efficiency, and marketing strategy.

Overall, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters for the financial year ending 31 August 2007 in terms of sales revenue and profitability through its on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency. The ongoing efforts are expected to enhance the average compounded annual growth rates for revenue of approximately 40% per annum registered for the past 10 years.

**14. Quarterly Profits Before Tax (PBT) Comparison**

On current quarter and preceding quarter comparison, the Group's PBT increased by RM0.2 million to registered a PBT of RM29.1 million as compared to RM28.9 million achieved in the previous quarter ended 30 November 2006. While profit after tax for this quarter increase by RM0.3 million to RM25.4 million from RM25.1 million recorded in the preceding quarter. The increase in profits was contributed by the continuous expansion and improvement by all the departments.

**15. Prospects**

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", is continuing to move ahead rapidly with specific efforts undertaken to improve and innovate its glove quality, marketing, productivity and cost efficiency. With the completion of the subscription of new Medi-Flex Limited shares, the Group currently has 18 factories, and employed more than 8,300 employees and have installed 310 production lines with capacity of 27.0 billion pieces of gloves per annum. Top Glove has more than 750 customers and exports to more than 175 countries worldwide.

On the progress of our Factory 14 which is located in Klang, the installation of the new and advanced glove production lines are progressing according to plan with the completion of construction of the factory building in September 2006. As at 31 March 2007, we have completed the installation of 12 advanced glove production lines for this factory.

Following from the completion of the construction of Factory 15, the Group second plant in China, in September 2006, we have completed the installation 8 new and advanced vinyl glove production lines. The line will commence production by mid-April 2007.

With regards to the Group second latex concentration plant, the construction of Factory 16 L, which is located in Hadyai, Thailand, has been completed in March 2007. The plant which houses 36 new centrifuge machines will commence operation by end-April 2007.

Following from the Company's announcement on the completion of the subscription of 300,305,829 new Medi-Flex Limited shares on 16 March 2007, the Medi-Flex Group is now a subsidiary of Top Glove Corporation Berhad. The management is currently working very closely with Medi-Flex Limited to incorporate the work culture and management practices. In addition, technical exchanges have also commence since the beginning of this year to ensure methodologies of operations, efficiency and cost control are maximized to improve the operations of Medi-Flex Limited.

With the commitment of the management team and with the continuous improvement of our glove quality, increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more value added premium glove products and further expansion of the market share, the Company is confident of achieving better results in the current financial year.

## 16. Variance of Actual Profits from Forecast Profits

Not applicable as no profit forecast was issued.

## 17. Taxation

| | Quarter Ended | | Year To Date Ended | |
|---|---|---|---|---|
| | 28 Feb 2007<br>RM'000 | 28 Feb 2006<br>RM'000 | 28 Feb 2007<br>RM'000 | 28 Feb 2006<br>RM'000 |
| Income tax during the year | 1,757 | 2,663 | 3,574 | 4,779 |
| Under/(Over) provision in prior year | - | - | - | - |
| | 1,757 | 2,663 | 3,574 | 4,779 |
| Deferred taxation | 1,936 | 555 | 3,872 | 843 |
| | 3,693 | 3,218 | 7,446 | 5,622 |

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

## 18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

## 19. Purchase and Dispose of Quoted Securities

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

## 20. Status of Corporate Proposals Announced

a) On 12 October 2006, Top Glove Corporation Berhad proposed subscription of ordinary shares in Mediflex Limited, a company listed on the official list of the Singapore Exchange Trading Limited Dealing and Automated Quotation System (SGX-SESDAQ).

   On 16 March 2007, the proposed subscription has been completed.

b) On 1 January 2007, the Company, through RHB Investment Bank Berhad (formerly known as RHB Sakura Merchant Bankers Berhad) announced that the Company proposed to implement a private placement to issue new ordinary shares up to 10% of the Company issue and paid up share capital under a book building process ("Proposed Placement").

   The Placement Shares was granted listing and quotation on 15 February 2007.

   As of 28 February 2007, the utilisation of the total proceeds raised of RM239.5 million is as follows :

| | Proposed Utilisation RM'mil | Actual Utilisation RM'mil |
|---|---|---|
| Capital expenditure | 100.0 | - |
| Repayment of borrowings | 110.0 | 12.5 |
| Working capital | 25.8 | 8.3 |
| Defray expenses for Proposed Placement | 3.7 | 3.7 |
| | 239.5 | 24.5 |

## 21. Group Borrowings

| Group Borrowings as at 28 February 2007 | RM'000 |
|---|---|
| Export credit Refinancing (ECR) / Bankers' Acceptance (secured) | 36,390 |
| Term Loan (secured) | 122,152 |
| Hire Purchase (secured) | 384 |
| Medium Term Notes (unsecured) | 70,000 |
| Commercial Paper (unsecured) | 20,000 |
| Total facilities | 248,926 |
| Payable within 12 months | 76,322 |
| Payable after 12 months | 172,604 |

## 22. Off Balance Sheet Financial Instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 28 February 2007 are as follows:-

| | Notional Amount As At 28 Feb 2007 RM'000 |
|---|---|
| Foreign exchange forward contracts : Within 2 months | 56,949 |

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

## 23. Material Litigation

Save as disclosed below, the Company and its subsidiaries are not engaged in any litigation, either as plaintiff or defendant, which has a material effect on the financial position of the Company and its subsidiaries, and the Directors do not know of any proceedings pending or threatened or of any fact likely to give to any proceedings which might materially and/or adversely affect the position or business of the Company or subsidiaries.

A.i. On 8 November 2000, Top Glove Sdn Bhd ("TGSB"), a subsidiary of the Company, was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. (SGM) claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the OEM customer's brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". TGSB's appointed solicitors, M/s Ranjit Ooi & Robert Low, have opined that SGM's case against TGSB is weak and unlikely to succeed.

The full particulars of the Suit, its status and the lawyer's opinion have been adequately disclosed in the Prospectus dated 16 February 2001.

ii. TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure Top Glove.

To date, the learned Judge was not in favor of fixing trial dates until all pre-trial directions have been complied with including, inter alia, the filing of the relevant bundles of documents. The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended to 26 September 2005 for mention for pre-trial case management. This date has been further extended to 15 November 2005 and subsequently to 17 January 2006, 22 February 2006, 30 June 2006, 6 September 2006, 13 March 2007 and to 20 July 2007 pending a decision on an application for Further and Better Particulars on this suit by TGSB, as detailed in (iii) below.

iii The court had also fixed 16 May 2005 for hearing of an application by TGSB for Further and Better Particulars on the above suit. This date has been extended to 2 August 2005 and subsequently heard on 13 September 2005 and a decision was to be given on 23 September 2005 which was extended to 11 October 2005. The matter was not listed on 11 October 2005 as the file could not be located. The file was subsequently located and on 22 February 2006 the Court fixed 31 March 2006 for a decision which was given on 3 April 2006. On that date the court allowed TGSB's application for Further and Better Particulars on the above suit and SGM was given one month to comply with the said order. SGM appealed against this decision on 12 April 2006 and also applied for a stay of execution of the order dated 3 April 2006 which was fixed to be heard on 6 September 2006 and extended to 13 March 2007. Here the court directed written submissions and fixed 20 July 2007 for clarification and/or a decision.

B.i. TGSB, had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004.

TGSB, among others are claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No.22-431-2000 filed by SGM at the Shah Alam High Court. TGSB, among others avers that SGM had with mala fide distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its Quarterly Reports announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad in years 2000 and 2001. The commencement of legal proceeding was announced to Bursa Securities on 20 December 2004. SGM has filed a statement of defence on the above suit on 17 January 2005 and TGSB has filed the reply to defence on 14 February 2005.

The court had fixed 6 July 2005 for hearing of an application by TGSB to amend the Statement of Claim to include Top Glove Corporation Bhd. as an additional Plaintiff and Supermax Corporation Bhd. as an additional Defendant. The court heard this case on 28 September 2005 and a decision was to be given on 14 October 2005 but this was deferred to 18 November 2005 where the court allowed TGSB's application to amend the Statement of Claim and instructed SMG to file its amended Statement of Defence.

ii. SGM has filed an application to strike out certain paragraphs of TGSB's Statement Of claim and this was also heard on 28 September 2005. A decision on this issue was also to be given on 14 October 2005 and this was also deferred to 18 November 2005 when the court dismissed SGM's application to Strike Out with costs to be paid by SGM. SGM filed a Notice of Appeal against both the decisions given by the Senior Assistant Registrar on 18 November 2005 above. Appeals against both these decisions were allowed and they were to be heard on 12 & 29 June 2006 and subsequently adjourned to 2 November 2006 and now extended to 17April 2007.

iii. SGM had also on 14 December 2005 filed an application to Stay the above proceedings until the disposal of SGM's appeal. This application was allowed on 7 March 2006.

## 24. Dividend

No Dividend was proposed by the Board of Directors for the current quarter under review.

Record of dividends paid in respect of financial year ended 31 August 2006

| Date approved | Type of dividend | Dividend Rate | Amount Paid ( RM ) | Payment date |
|---|---|---|---|---|
| 4/7/2006 | Interim dividend | 7% (tax exempt) | 6,727,157 | 15/9/2006 |
| 10/1/2007 | Final dividend | 6% (tax exempt) | 8,981,908 | 15/3/2007 |
| 10/1/2007 | Final dividend | 5% (with 27% tax) | 5,463,994 | 15/3/2007 |
| | **Total dividend for financial year ended 31/8/2006** | **18%** | **21,173,059** | |

Record of dividends paid in respect of financial year ended 31 August 2005

| Date approved | Type of dividend | Dividend Rate | Amount Paid ( RM ) | Payment date |
|---|---|---|---|---|
| 4/7/2005 | Interim dividend | 6% (tax exempt) | 5,654,664 | 16/9/2005 |
| 11/1/2006 | Final dividend | 6% (tax exempt) | 5,712,675 | 14/3/2006 |
| 11/1/2006 | Final dividend | 4% (with 28% tax) | 2,742,084 | 14/3/2006 |
| | **Total dividend for financial year ended 31/8/2005** | **16%** | **14,109,423.** | |

## 25. Earnings Per Share

| | Quarter Ended | | Year To Date Ended | |
|---|---|---|---|---|
| | 28 Feb 2007 | 28 Feb 2006 | 28 Feb 2007 | 28 Feb 2006 |
| Net profit attributable to ordinary shareholders (RM'000) | 25,368 | 20,001 | 50,213 | 38,360 |
| **Basic** | | | | |
| Total number of ordinary shares ('000) | 299,507 | 267,175* | 299,507 | 267,175* |
| Adjusted weighted average number of ordinary shares ('000) | 277,449 | 266,139* | 273,841 | 265,426* |
| **Basic earnings per ordinary share (sen)** | 9.14 | 7.52 | 18.34 | 14.45 |
| **Diluted** | | | | |
| Adjusted weighted average number of ordinary shares ('000) | 277,449 | 266,139* | 273,841 | 265,426* |
| ESOS : | | | | |
| No. of unissued shares | 3,040 | 4,172* | 3,040 | 4,172* |
| No. of shares that would have been issued at fair value | (2,010) | (2,192)* | (2,010) | (2,192)* |
| Diluted weighted average number of ordinary shares ('000) | 278,479 | 268,119 | 274,871 | 267,406 |
| **Diluted earnings per ordinary share (sen)** | 9.11 | 7.46 | 18.27 | 14.35 |

* For comparative purpose the number of ordinary shares issued as at 28 February 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each.

Listing Circular

**LISTING'S CIRCULAR NO. L/Q : 42852 OF 2007**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **30/04/2007** |



Subject : TOPGLOV- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

**Contents :**

Kindly be advised that the abovementioned Company's additional 305,800 new ordinary shares of RM0.50 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 4 May 2007.**

**Listing Circular**

**LISTING'S CIRCULAR NO. L/Q : 43617 OF 2007**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **29/05/2007** |

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

**Contents :**

Kindly be advised that the abovementioned Company's additional 330,600 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 31 May 2007.

Change in Boardroom
Reference No **CS-070608-8F04A**

| | | |
|---|---|---|
| Company Name | : | TOP GLOVE CORPORATION BHD |
| Stock Name | : | TOPGLOV |
| Date Announced | : | 08/06/2007 |

| | | |
|---|---|---|
| Date of change | : | **08/06/2007** |
| Type of change | : | **Others** |
| Designation | : | **Alternate Director** |
| Directorate | : | **Executive** |
| Name | : | **Lee Kim Meow** |
| Age | : | **48** |
| Nationality | : | **Malaysian** |
| Qualifications | : | **i) 1982 - Bachelor of Commerce Degree majoring in Accounting, Finance and Information Systems from University of New South Wales, Australia<br>ii) 1991 - Bachelor of Law Degree from University of London (External Degree)** |
| Working experience and occupation | : | **i) 12 years of experience in the marketing of financial services and credit control operations in the finance industry in OCBC Finance Berhad and Asia Commercial Finance Berhad<br>ii) early 1996 - Branch Manager at Asia Commercial Finance (M) Berhad<br>iii) 1996 - Personal Assistant to the Group Executive Director of Lion Group<br>iv) 1997 - General Manager of Top Glove Sdn. Bhd.** |
| Directorship of public companies (if any) | : | **Nil** |
| Family relationship with any director and/or major shareholder of the listed issuer | : | **Nil** |
| Details of any interest in the securities of the listed issuer or its subsidiaries | : | **Direct interest : 813,016 ordinary shares of RM0.50 each; ESOS Options : 313,600** |
| Remarks | : | **Mr. Lee will be revoked to act as alternate director to Mr. Lim Hooi Sin but he will still remain as Executive Director of the Company.** |

**General Announcement**
Reference No **CS-070618-27DBF**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **18/06/2007** |



| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE") - NOTICE OF INTENTION BY DIRECTOR TO DEAL IN COMPANY'S SHARES DURING CLOSED PERIOD** |

Contents :

The Board of Directors of TOP GLOVE wishes to inform that Tan Sri Dr. Lim Wee Chai who is currently holding the following shares in the capital of TOP GLOVE, intend to deal in the securities of TOP GLOVE during closed period prior to the targeted date of announcement of TOP GLOVE's financial results for the third quarter ended 31 May 2007:-

| Securities | Direct Interest | | Indirect Interest | |
|---|---|---|---|---|
| | No. | % | No. | % |
| Ordinary Shares of RM0.50 each | 84,882,900 | 28.27 | 30,843,821 | 10.27 |
| ESOS Options | 806,400 | 0.27 | 764,400 | 0.25 |

**General Announcement**
Reference No **TG-070625-50256**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **27/06/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BHD ("Top Glove" or "the Company")**<br>**SCHEDULED DATE FOR RELEASE OF 3RD QUARTER RESULTS FOR THE FINANCIAL PERIOD ENDED 31 MAY 2007** |

Contents :

The Board of Directors wishes to announce that the 3rd Quarter results of the Company for the financial period ended 31 May 2007 is scheduled to be released to Bursa Malaysia Securities Berhad on 4 July 2007.

This announcement is dated 27 June 2007.

Listing Circular

**LISTING'S CIRCULAR NO. L/Q : 44439 OF 2007**

RECEIVED

2007 NOV -7 A 2:27

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **02/07/2007** |

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

**Contents :**

Kindly be advised that the abovementioned Company's additional 80,500 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 3 July 2007.

**Financial Results**

Reference No **TG-070703-41436**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **04/07/2007** |
| Financial Year End | : | **31/08/2007** |
| Quarter | : | **3** |
| Quarterly report for the financial period ended | : | **31/05/2007** |
| The figures | : | **have not been audited** |

Converted attachment :

Please attach the full Quarterly Report here:

TopGlove- 3Q07 financial.pdf  TopGlove- 3Q07 notes.pdf

Remark:

## SUMMARY OF KEY FINANCIAL INFORMATION
31/05/2007

| | | INDIVIDUAL PERIOD | | CUMULATIVE PERIOD | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE | PRECEDING YEAR CORRESPONDING PERIOD |
| | | 31/05/2007 | 31/05/2006 | 31/05/2007 | 31/05/2006 |
| | | RM'000 | RM'000 | RM'000 | RM'000 |
| 1 | Revenue | **301,563** | **247,830** | **921,215** | **685,024** |
| 2 | Profit/(loss) before tax | **29,469** | **24,600** | **87,391** | **68,867** |
| 3 | Profit/(loss) for the period | **25,626** | **21,295** | **76,102** | **59,940** |
| 4 | Profit/(loss) attributable to ordinary equity holders of the parent | **25,902** | **21,238** | **76,115** | **59,598** |
| 5 | Basic earnings/ (loss) per share (sen) | **8.64** | **7.93** | **26.94** | **22.39** |
| 6 | Proposed/Declared dividend per share (sen) | **4.00** | **3.50** | **4.00** | **3.50** |

| | | AS AT END OF CURRENT QUARTER | AS AT PRECEDING FINANCIAL YEAR END |
|---|---|---|---|
| 7 | Net assets per | **2.0090** | **1.0550** |

share attributable to ordinary equity holders of the parent (RM)

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

**For comparative purpose, the Earnings Per Share for the quarter and year-to-date ended 31 May 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.**

AWARDED
ISO 9001

# TOP GLOVE CORPORATION BHD.

(Company No 474423-X)
**Public Listed Company on Bursa Malaysia Main Board**
**The World's Largest Rubber Glove Manufacturer**
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

ENTREPRENEUR OF THE YEAR MALAYSIA 2004 BY ERNST & YOUNG

1985 to 2005 Celebrating Malaysia's Enterprising Spirit

## CONDENSED CONSOLIDATED INCOME STATEMENT
## FOR THE THIRD QUARTER ENDED 31 MAY 2007

| | Current Quarter Ended | Corresponding Quarter Ended | Cumulative Year To Date | Corresponding Year To Date |
|---|---|---|---|---|
| | 31-May-2007 | 31-May-2006 | 31-May-2007 | 31-May-2006 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Revenue | 301,563 | 247,830 | 921,215 | 685,024 |
| Operating Expenses | (270,939) | (221,562) | (827,599) | (611,520) |
| Other Operating Income | 710 | 444 | 2,512 | 1,498 |
| **Profit From Operations** | **31,334** | **26,712** | **96,128** | **75,002** |
| Finance Costs | (3,145) | (2,278) | (10,383) | (6,557) |
| Interest Income | 1,294 | 166 | 1,660 | 422 |
| Share of loss from associate | (14) | - | (14) | - |
| **Profit Before Taxation** | **29,469** | **24,600** | **87,391** | **68,867** |
| Taxation | (3,843) | (3,305) | (11,289) | (8,927) |
| **Profit After Taxation** | **25,626** | **21,295** | **76,102** | **59,940** |
| **Profit Attributable to :** | | | | |
| Equity Shareholder of the Company | 25,902 | 21,238 | 76,115 | 59,598 |
| Minority Interest | (276) | 57 | (13) | 342 |
| | 25,626 | 21,295 | 76,102 | 59,940 |
| **Earnings Per Share (sen)** | | | | |
| **Basic** | **8.64** | *** 7.93** | **26.94** | *** 22.39** |
| **Diluted** | **8.61** | *** 7.89** | **26.85** | *** 22.25** |

* For comparative purpose, the Earnings Per Share for the quarter and year-to-date ended 31 May 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.

Remarks : the calculation of basic earnings per share for both the current quarter and year-to-date ended 31 May 2007 is based on the weighted average of issued and paid up share capital of 299,506,331 and 282,417,598 shares respectively. As fo the corresponding quarter and year-to-date ended 31 May 2006 is based on the weighted average of issued and paid up share capital of 267,665,117 and 266,180,764.

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED BALANCE SHEET**
**AS AT 31 MAY 2007**

| | Unaudited Balance as at 31-May-2007 RM'000 | Audited Balance as at 31-Aug-2006 RM'000 |
|---|---|---|
| **ASSETS** | | |
| **Non-Current Assets** | | |
| Property, Plant and Equipment | 512,615 | 415,176 |
| Prepaid Land Lease Payment | 11,943 | 5,215 |
| Investment in Associates | 8,459 | - |
| Other Investment | 145 | 356 |
| Goodwill on Consolidation | 24,795 | 21,078 |
| | 557,957 | 441,825 |
| **Current Assets** | | |
| Inventories | 107,391 | 102,232 |
| Trade Receivables | 169,067 | 149,761 |
| Other Receivables and Deposits | 29,911 | 9,042 |
| Tax Recoverable | - | 45 |
| Cash and Bank Balances | 170,140 | 59,211 |
| | 476,509 | 320,291 |
| **Total Assets** | 1,034,466 | 762,116 |
| **EQUITY AND LIABILITIES** | | |
| **Equity Attributable to Equity Holders of the Company** | | |
| Share Capital | 150,124 | 96,143 |
| Share premium | 227,727 | 22,054 |
| Retained profit | 203,751 | 160,175 |
| Foreign exchange reserves | (216) | 2,040 |
| Others | 3,950 | 1,694 |
| | 585,336 | 282,106 |
| **Minority Interest** | 17,851 | 2,003 |
| **Total Equity** | 603,187 | 284,109 |
| **Non-Current Liabilities** | | |
| Long Term Borrowings | 144,309 | 146,439 |
| Deferred Taxation | 33,810 | 29,538 |
| | 178,119 | 175,977 |
| **Current Liabilities** | | |
| Trade Payables | 106,175 | 100,407 |
| Other Payables and Accruals | 67,380 | 68,650 |
| Short Term Borrowings | 63,748 | 126,229 |
| Dividend Payable | 12,010 | 6,744 |
| Tax Payable | 3,847 | - |
| | 253,160 | 302,030 |
| **Total Liabilities** | 431,279 | 478,007 |
| **Total Equity and Liabilities** | 1,034,466 | 762,116 |
| | - | - |
| Net Tangible Assets per share (RM) | 1.867 | 0.977* |
| Net Assets per share (RM) | 2.009 | 1.055* |

* For comparative purpose, the Net Tangible Assets per share and Net Assets per share for 31 August 2006 had been adjusted to reflect the shares bonus issue of 2 for 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**
**FOR THE THIRD QUARTER ENDED 31 MAY 2007**

| | Attributable to Equity Holders of the Company | | | | | | Minority Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Non distributable | | | | Distributable | | | |
| | Share Capital | Share Premium | Foreign Exchange Reserve | Others | Retained Profits | Total | | |
| | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 |
| **9 Months Ended 31 May 2007** | | | | | | | | |
| Balance as at 01 September 2006 | 96,143 | 22,054 | 2,040 | 1,694 | 160,175 | 282,106 | 2,003 | 284,109 |
| Movement during the period (cumulative) | - | - | - | 2,256 | - | 2,256 | 15,885 | 18,141 |
| Profit for the period | - | - | - | - | 76,115 | 76,115 | (13) | 76,102 |
| Exchange fluctuation reserve | - | - | (2,256) | - | - | (2,256) | (24) | (2,280) |
| Bonus shares issue | 38,883 | (32,800) | - | - | (6,083) | - | - | - |
| Issue of shares | 13,609 | 222,088 | - | - | - | 235,697 | - | 235,697 |
| ESOS share subscription during the year | 1,489 | 16,385 | - | - | - | 17,874 | - | 17,874 |
| Dividend | | | | | | | | |
| - Final tax exempt 6% | - | - | - | - | (8,982) | (8,982) | - | (8,982) |
| - Final dividend 5% (less 27% tax) | - | - | - | - | (5,464) | (5,464) | - | (5,464) |
| - First Interim Dividend 8% (tax exempt) | - | - | - | - | (12,010) | (12,010) | - | (12,010) |
| Balance as at 31 May 2007 | 150,124 | 227,727 | (216) | 3,950 | 203,751 | 585,336 | 17,851 | 603,187 |
| **9 Months Ended 31 May 2006** | | | | | | | | |
| Balance as at 01 September 2005 as previously stated | 94,319 | 9,064 | 418 | 799 | 110,203 | 214,803 | 1,232 | 216,035 |
| Prior year adjustment | - | - | - | - | (12,343) | (12,343) | - | (12,343) |
| Balance as at 01 September 2005 (restated) | 94,319 | 9,064 | 418 | 799 | 97,860 | 202,460 | 1,232 | 203,692 |
| Profit for the period | - | - | - | - | 59,598 | 59,598 | 342 | 59,940 |
| Exchange fluctuation reserve | - | - | (31) | - | - | (31) | 161 | 130 |
| ESOS share subscription during the year | 1,584 | 10,843 | - | - | - | 12,427 | - | 12,427 |
| Dividend | | | | | | | | |
| - Final tax exempt | - | - | - | - | (5,713) | (5,713) | - | (5,713) |
| - Final dividend 3% (less 28% tax) | - | - | - | - | (2,742) | (2,742) | - | (2,742) |
| - First Interim Dividend 7% (tax exempt) | - | - | - | - | (6,718) | (6,718) | - | (6,718) |
| Balance as at 31 May 2006 | 95,903 | 19,907 | 387 | 799 | 142,285 | 259,281 | 1,735 | 261,016 |

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

**TOP GLOVE CORPORATION BHD.**

(Company No. 474423-X)

(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**
**FOR THE THIRD QUARTER ENDED 31 MAY 2007**

| | Current Year To Date Ended 31-May-2007 RM'000 | Corresponding Year To Date Ended 31-May-2006 RM'000 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Profit before taxation | 87,391 | 68,867 |
| Adjustments for : | | |
| Depreciation | 31,167 | 20,170 |
| **Operating profit before changes in working capital** | 118,558 | 89,037 |
| **Changes in working capital** | | |
| Net change in current assets | (31,089) | (69,135) |
| Net change in current liabilities | (21,143) | 15,031 |
| Cash flows from operating activities | 66,326 | 34,933 |
| Tax paid | (3,125) | (3,701) |
| **Net cash flows from operating activities** | 63,201 | 31,232 |
| **Cash flows from investing activities** | | |
| Short term investment | 211 | - |
| Investment in subsidiary | (20,592) | |
| Purchase of property, plant and equipment | (71,662) | (83,728) |
| | (28,842) | (52,496) |
| **Cash flows from financing activities** | | |
| Dividend paid | (21,190) | (14,110) |
| Increase in share capital | 259,654 | 12,427 |
| (Decrease)/Increase in borrowings | (99,202) | 77,886 |
| **Net change in cash and cash equivalents** | 110,420 | 23,707 |
| **Cash and cash equivalents at beginning of year** | 58,757 | 24,812 |
| **Cash and cash equivalents at end of period** | 169,177 | 48,519 |
| **Breakdown of cash and cash equivalents at end of period** | - | |
| Bank and cash balances | 170,140 | 48,676 |
| Bank overdrafts | (963) | (157) |
| | 169,177 | 48,519 |

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
Public Listed Company on Bursa Malaysia Main Board
The World's Largest Rubber Glove Manufacturer
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

AWARDED ISO 9001

ENTREPRENEUR OF THE YEAR* MALAYSIA 2004 BY ERNST & YOUNG

1998 to 2005 Celebrating Malaysia's Enterprising Spirit

# NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE THIRD QUARTER ENDED 31 MAY 2007

## 1. Basis of Preparation

The interim financial report is unaudited and has been prepared in accordance with FRS 134, Interim Financial Reporting. The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2006.

The accounting policies and methods of computation adopted in the interim financial report are consistent with those adopted in the audited financial statements as at 31 August 2006, except that the Group has adopted the new/revised standards mandatory for annual periods beginning on or after 1 January 2006.

## 2. Auditors' Report

The audited financial statements for the financial year ended 31 August 2006 was not subject to any qualification.

## 3. Seasonal or Cyclical Factors

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being disposable gloves.

## 4. Extraordinary and Exceptional Items

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 31 May 2007.

## 5. Changes in Estimates of Amounts Reported Previously

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

## 6. Debts and Equity Securities

6.1) The Employee Share Option Scheme ("ESOS") of the Company was officially implemented on 29 April 2003. During the current quarter ended 31 May 2007, a total of 742,000 new ordinary shares of RM0.50 each were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 31 May 2007 are as follows :-

| | No. of shares | RM |
|---|---|---|
| As at 28 February 2007 | 299,506,931 | 149,753,466 |
| Ordinary shares issued pursuant to the ESOS | 742,000 | 371,000 |
| As at 31 May 2007 | 300,248,931 | 150,124,466 |

Other than the above, there were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

## 7. Dividends Paid

For the financial year ended 31 August 2006, the Company :-

i) On 15 September 2006, paid an interim dividend of 7% (tax exempt) amounting RM6,727,157.
ii) On 15 March 2007, the Company paid a total dividend of RM14,445,902 consisting of a final dividend of 5% (with tax 27%) amounting RM5,463,994 (after netting off 27% tax) and a final dividend of 6% (tax exempt) amounting RM8,981,908 which were approved in the Company's Annual General Meeting held on 10 January 2007

The total dividend paid by the Company in respect of the financial year ended 31 August 2006 was 18% represented by a net payment of RM21,173,059.

For the financial year ended 31 August 2005, the Company made the following dividend payments : -

i) On 16 September 2005, an interim dividend of 6% (tax exempt) amounting RM5,654,664 was paid; and
ii) On 14 March 2006, the Company paid a total dividend of RM8,454,759 consisting of a final dividend of 4% (with tax 28%) amounting RM2,742,084 (after netting off 28% tax) and a final dividend of 6% (tax exempt) amounting RM5,712,675 which were approved in the Company's Annual General Meeting held on 11 January 2006.

The total dividend paid by the Company in respect of the financial year ended 31 August 2005 was 16%, represented by a net payment of RM14,109,423.

## 8. Segmental Reporting

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

31 May 2007 (9 months)

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| External sales | 707,983 | 139,406 | 31,990 | 41,836 | - | 921,215 |
| Inter-segment sales | 32,603 | 46,215 | 31,837 | - | (110,655) | - |
| Total Revenue | 740,586 | 185,621 | 63,827 | 41,836 | (110,655) | 921,215 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Result** | | | | | | |
| Profit/(loss) from operations | 96,572 | 3,616 | (5,485) | 1,425 | - | 96,128 |
| Finance cost, net | | | | | | (8,723) |
| Share of loss from associate | | | | | | (14) |
| Taxation | | | | | | (11,289) |
| Profit after tax | | | | | | 76,102 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Segment assets | 737,814 | 140,564 | 83,361 | 41,535 | | 1,003,274 |
| Goodwill arising From consolidation | | | | | | 24,795 |
| **Liabilities** | | | | | | |
| Segment liabilities | 300,310 | 73,821 | 40,994 | 9,758 | | 424,883 |
| **Other information** | | | | | | |
| Capital expenditure | 37,879 | 21,152 | 12,631 | - | | 71,662 |
| Depreciation | 22,384 | 6,032 | 2,572 | 179 | | 31,167 |

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

## 9. Valuation of Property and Equipment

There was no revaluation of property, plant and equipment brought forward from the previous audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

## 10. Material Events Subsequent to the End of the Interim Report

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

## 11. Changes in the Composition of the Group

There were no significant changes in the composition of the Group in the interim financial report, other than the acquisition of 60.06% of Med-Flex Limited, a company listed on the official list of Singapore Exchange Trading Limited Dealing and Automated Quotation System (SGX-SESDAQ), which completed in 16 March 2007.

## 12. Contingent Liabilities

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

## ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

### 13. Review of Performance

For the quarter ended 31 May 2007, the Group recorded a 22% increased in sales revenue to RM301.6 million from RM247.8 million registered in the corresponding quarter in the previous financial year. Profit before tax for the quarter increased by 20% to RM29.4 million as compared to RM24.6 million registered in the quarter ended 31 May 2006. As for year-to-date 9 months ended 31 May 2007, the Group sales revenue and profit before tax has increased to RM921.2 million and RM87.4 million compare with RM685.0 million and RM68.9 million for the 9 months ended 31 May 2006, registered an increased of 34% and 27% respectively. The significant achievement in higher sales and profit is in line with the Group's continuous expansion in production capacity, better quality control, improvement in its cost efficiency, and marketing strategy.

Overall, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming quarters for the financial year ending 31 August 2007 in terms of sales revenue and profitability through its on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency. The ongoing efforts are expected to enhance the average compounded annual growth rates for revenue of approximately 30% to 40% per annum registered for the past 10 years.

### 14. Quarterly Profits Before Tax (PBT) Comparison

On current quarter and preceding quarter comparison, the Group's PBT increased by RM402,000 to registered a PBT of RM29.5 million as compared to RM29.1 million achieved in the previous quarter ended 28 February 2007. While profit after tax for this quarter increase by RM252,000 to RM25.6 million from RM25.4 million recorded in the preceding quarter. The increase in profits was contributed by the continuous expansion and improvement by all the departments.

### 15. Prospects

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", is continuing to move ahead rapidly with specific efforts undertaken to improve and innovate its glove quality, marketing, productivity and cost efficiency. With the completion of the subscription of new Medi-Flex Limited shares in 16 March 2007, the Group currently has 18 factories, and employed about 8,000 employees and have installed 320 production lines with capacity of 28 billion pieces of gloves per annum. Top Glove has more than 760 customers and exports to more than 180 countries worldwide.

On the progress of our Factory 14 which is located in Klang, the installation of the new and advanced glove production lines are progressing according to plan with the completion of construction of the factory building in September 2006. 22 advanced glove production lines has been installed and an additional 4 advanced glove production lines will be installed in next quarter.

As for F15, the Group 2nd plant in China, the 8 new and advanced vinyl glove production lines has commenced production in May 2007.

The Group second latex concentration plant, Factory 16L, which is located in Hadyai, Thailand, which houses 36 new centrifuge machines was commenced production and operation in early June 2007.

The construction of its latest factory, Factory 19 has commenced in May 2007. The factory building is targeted to be ready by December 2007. Upon completion of the factory building, the factory will be installed with new advanced glove production lines.

As for Medi-Flex Group, the management is currently incorporating the work culture and management practices of Top Glove. In addition, technical exchanges have also commenced since the beginning of this year to ensure methodologies of operations, efficiency, quality and cost control are maximized to improve the operations of Medi-Flex Group.

With the commitment of the management team and with the continuous improvement of our glove quality, increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more value added premium glove products and further expansion of the market share, the Company is confident of achieving better results in the current financial year.

**16. Variance of Actual Profits from Forecast Profits**

Not applicable as no profit forecast was issued.

**17. Taxation**

| | Quarter Ended | | Year To Date Ended | |
|---|---|---|---|---|
| | 31 May 2007 RM'000 | 31 May 2006 RM'000 | 31 May 2007 RM'000 | 31 May 2006 RM'000 |
| Income tax during the year | 3,440 | 913 | 7,014 | 5,692 |
| Under/(Over) provision in prior year | - | - | - | - |
| | 3,440 | 913 | 7,014 | 5,692 |
| Deferred taxation | 403 | 2,392 | 4,275 | 3,235 |
| | 3,843 | 3,305 | 11,289 | 8,927 |

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

**18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties**

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

**19. Purchase and Dispose of Quoted Securities**

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

**20. Status of Corporate Proposals Announced**

As of 31 May 2007, the status of utilization of the proceeds raised from the Share Placement amounting to RM239.5 million is as below :

| | Proposed Utilisation RM'mil | Actual Utilisation RM'mil |
|---|---|---|
| Capital expenditure | 100.0 | 14.3 |
| Repayment of borrowings | 110.0 | 79.0 |
| Working capital | 25.8 | 25.8 |
| Defray expenses for Proposed Placement | 3.7 | 3.7 |
| | 239.5 | 122.8 |

## 21. Group Borrowings

| Group Borrowings as at 31 May 2007 | RM'000 |
|---|---|
| Export credit Refinancing (ECR) / Bankers' Acceptance (secured) | 10,386 |
| Bank Overdraft (secured) | 963 |
| Promissory Notes (secured) | 4,931 |
| Trust Receipts (secured) | 2,959 |
| Term Loan (secured) | 115,598 |
| Hire Purchase (secured) | 3,220 |
| Medium Term Notes (unsecured) | 70,000 |
| Total facilities | 208,057 |
| Payable within 12 months | 63,748 |
| Payable after 12 months | 144,309 |

## 22. Off Balance Sheet Financial Instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 31 May 2007 are as follows:-

| | Notional Amount As At 31 May 2007 RM'000 |
|---|---|
| Foreign exchange forward contracts : Within 17 months | 185,866 |

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

## 23. Material Litigation

Save as disclosed below, the Company and its subsidiaries are not engaged in any litigation, either as plaintiff or defendant, which has a material effect on the financial position of the Company and its subsidiaries, and the Directors do not know of any proceedings pending or threatened or of any fact likely to give to any proceedings which might materially and/or adversely affect the position or business of the Company or subsidiaries.

A.i. On 8 November 2000, Top Glove Sdn Bhd ("TGSB"), a subsidiary of the Company, was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. (SGM) claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the OEM customer's brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". TGSB's appointed solicitors, M/s Ranjit Ooi & Robert Low, have opined that SGM's case against TGSB is weak and unlikely to succeed.

The full particulars of the Suit, its status and the lawyer's opinion have been adequately disclosed in the Prospectus dated 16 February 2001.

ii. TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure Top Glove.

To date, the learned Judge was not in favor of fixing trial dates until all pre-trial directions have been complied with including, inter alia, the filing of the relevant bundles of documents. The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended to 26 September 2005 for mention for pre-trial case management. This date has been further extended to 15 November 2005 and subsequently to 17 January 2006, 22 February 2006, 30 June 2006, 6 September 2006, 13 March 2007 and to 20 July 2007 pending a decision on an application for Further and Better Particulars on this suit by TGSB, as detailed in (iii) below.

iii The court had also fixed 16 May 2005 for hearing of an application by TGSB for Further and Better Particulars on the above suit. This date has been extended to 2 August 2005 and subsequently heard on 13 September 2005 and a decision was to be given on 23 September 2005 which was extended to 11 October 2005. The matter was not listed on 11 October 2005 as the file could not be located. The file was subsequently located and on 22 February 2006 the Court fixed 31 March 2006 for a decision which was given on 3 April 2006. On that date the court allowed TGSB's application for Further and Better Particulars on the above suit and SGM was given one month to comply with the said order. SGM appealed against this decision on 12 April 2006 and also applied for a stay of execution of the order dated 3 April 2006 which was fixed to be heard on 6 September 2006 and extended to 13 March 2007. Here the court directed written submissions and fixed 20 July 2007 for clarification and/or a decision.

B.i. TGSB, had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004.

TGSB, among others are claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No.22-431-2000 filed by SGM at the Shah Alam High Court. TGSB, among others avers that SGM had with mala fide distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its Quarterly Reports announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad in years 2000 and 2001. The commencement of legal proceeding was announced to Bursa Securities on 20 December 2004. SGM has filed a statement of defence on the above suit on 17 January 2005 and TGSB has filed the reply to defence on 14 February 2005.

The court had fixed 6 July 2005 for hearing of an application by TGSB to amend the Statement of Claim to include Top Glove Corporation Bhd. as an additional Plaintiff and Supermax Corporation Bhd. as an additional Defendant. The court heard this case on 28 September 2005 and a decision was to be given on 14 October 2005 but this was deferred to 18 November 2005 where the court allowed TGSB's application to amend the Statement of Claim and instructed SMG to file its amended Statement of Defence.

ii. SGM has filed an application to strike out certain paragraphs of TGSB's Statement Of claim and this was also heard on 28 September 2005. A decision on this issue was also to be given on 14 October 2005 and this was also deferred to 18 November 2005 when the court dismissed SGM's application to Strike Out with costs to be paid by SGM. SGM filed a Notice of Appeal against both the decisions given by the Senior Assistant Registrar on 18 November 2005 above. Appeals against both these decisions were allowed and they were to be heard on 12 & 29 June 2006 and subsequently adjourned to 2 November 2006, 17April 2007 and now extended to 25 August 2007.

iii. SGM had also on 14 December 2005 filed an application to Stay the above proceedings until the disposal of SGM's appeal. This application was allowed on 7 March 2006.

## 24. Dividend

The Board of Directors has declared an interim dividend of 8% (tax exempt), amounting to approximately RM12.01 million, for the quarter ended 31 May 2007. The interim entitlement date is on 23 August 2007 and payable on 13 September 2007.

Record of dividends paid in respect of financial year ended 31 August 2006

| Date approved | Type of dividend | Dividend Rate | Amount Paid ( RM ) | Payment date |
|---|---|---|---|---|
| 4/7/2006 | Interim dividend | 7% (tax exempt) | 6,727,157 | 15/9/2006 |
| 10/1/2007 | Final dividend | 6% (tax exempt) | 8,981,908 | 15/3/2007 |
| 10/1/2007 | Final dividend | 5% (with 27% tax) | 5,463,994 | 15/3/2007 |
| | **Total dividend for financial year ended 31/8/2006** | **18%** | **21,173,059** | |

Record of dividends paid in respect of financial year ended 31 August 2005

| Date approved | Type of dividend | Dividend Rate | Amount Paid ( RM ) | Payment date |
|---|---|---|---|---|
| 4/7/2005 | Interim dividend | 6% (tax exempt) | 5,654,664 | 16/9/2005 |
| 11/1/2006 | Final dividend | 6% (tax exempt) | 5,712,675 | 14/3/2006 |
| 11/1/2006 | Final dividend | 4% (with 28% tax) | 2,742,084 | 14/3/2006 |
| | **Total dividend for financial year ended 31/8/2005** | **16%** | **14,109,423.** | |

## 25. Earnings Per Share

| | **Quarter Ended** | | **Year To Date Ended** | |
|---|---|---|---|---|
| | **31 May 2007** | **31 May 2006** | **31 May 2007** | **31 May 2006** |
| Net profit attributable to ordinary shareholders (RM'000) | 25,902 | 21,238 | 76,115 | 59,598 |
| **Basic** | | | | |
| Total number of ordinary shares ('000) | 300,249 | 268,529* | 300,249 | 268,529* |
| Adjusted weighted average number of ordinary shares ('000) | 299,808 | 267,665* | 282,519 | 266,181* |
| **Basic earnings per ordinary share (sen)** | 8.64 | 7.93 | 26.94 | 22.39 |
| **Diluted** | | | | |
| Adjusted weighted average number of ordinary shares ('000) | 299,808 | 267,665* | 282,519 | 266,181* |
| ESOS : | | | | |
| No. of unissued shares | 4,008 | 3,335* | 4,008 | 3,335* |
| No. of shares that would have been issued at fair value | (3,016) | (1,670)* | (3,016) | (1,670)* |
| Diluted weighted average number of ordinary shares ('000) | 300,800 | 269,330 | 283,511 | 267,846 |
| **Diluted earnings per ordinary share (sen)** | 8.61 | 7.89 | 26.85 | 22.25 |

For comparative purpose the number of ordinary shares issued as at 31 May 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each.

**Entitlements (Notice of Book Closure)**
Reference No **TG-070703-43286**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **04/07/2007** |



| | |
|---|---|
| **EX-date** | :**21/08/2007** |
| Entitlement date | :**23/08/2007** |
| Entitlement time | :**04:00:00 PM** |
| Entitlement subject | :**Interim Dividend** |

Entitlement description:
**Tax-exempt Interim Dividend of 8% per ordinary share of RM0.50 each**

| | |
|---|---|
| Period of interest payment | : to |
| Financial Year End | :**31/08/2007** |
| Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements | : to |

Registrar's name ,address, telephone no:
**Securities Services (Holdings) Sdn. Bhd.**
**Level 7, Menara Milenium**
**Jalan Damanlela**
**Pusat Bandar Damansara**
**Damansara Heights**
**50490 Kuala Lumpur**
**Tel: 03-2084 9000**

| | |
|---|---|
| Payment date | :**13/09/2007** |
| a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers | :**23/08/2007** |
| b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit | : |

c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.

| | |
|---|---|
| Number of new shares/securities issued (units) (If applicable) | : |
| Entitlement indicator | :**Percentage** |
| Entitlement in percentage (%) | :**8** |

Remarks

**Entitlements (Notice of Book Closure)**
Reference No **TG-070703-43286**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **04/07/2007** |

**EX-date** :**21/08/2007**
Entitlement date :**23/08/2007**
Entitlement time :**04:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
**Tax-exempt Interim Dividend of 8% per ordinary share of RM0.50 each**
Period of interest payment : to
Financial Year End :**31/08/2007**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
**Securities Services (Holdings) Sdn. Bhd.**
**Level 7, Menara Milenium**
**Jalan Damanlela**
**Pusat Bandar Damansara**
**Damansara Heights**
**50490 Kuala Lumpur**
**Tel: 03-2084 9000**
Payment date :**13/09/2007**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**23/08/2007**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Percentage**
Entitlement in percentage (%) :**8**
Remarks

General Announcement
Reference No **TG-070705-61574**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **06/07/2007** |



| | | |
|---|---|---|
| Type | : | **Reply to query** |
| Reply to Bursa Malaysia's Query Letter - Reference ID | : | **IJ-070705-44271** |
| Subject | : | **Top Glove Corporation Bhd ("the Company")**<br>**Article Entitled : "US trade action against glove makers"** |

Contents :

Reference is made to the letter of Bursa Malaysia Securities Berhad ("Bursa Securities") dated 5 July 2007 (ref.: IJ-070705-4421) pertaining to Bursa Securities' query on the article which appeared in The Edge Financial Daily, page 2 on Thursday, 5 July 2007.

The Company would like to inform Bursa Securities that the Company, through the media, is aware of the investigation carried out by the US International Trade Commission ("ITC") for alleged intellectual property infringement by nitrile glove makers in Malaysia, Indonesia and China.

The Management will update Bursa Securities once the Company has been officially notified of any infringement by ITC.

The Company wishes to highlight that the ITC's role is to investigate alleged Patent infringement claims to protect the US domestic market by issuing orders and as such, it cannot award any damages.

Query Letter content :
We refer to the above article appearing in The Edge Financial Daily, page 2 on Thursday, 5 July 2007, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
" ... rubber glove makers ... being investigated by the US International Trade Commission (ITC) for alleged intellectual property infringement."
" Top Glove Corp Bhd ... among the respondents."
In accordance with Bursa Securities' Corporate Disclosure Policy, you are requested to furnish Bursa Securities with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.

Please furnish Bursa Securities with your reply within one (1) market day from the date hereof.
Yours faithfully

CHONG FUI TZY
Head, Issuers

General Announcement
Reference No **TG-070706-3610F**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **10/07/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **Top Glove Corporation Bhd ("the Company")**<br>**- Letter by the United States International Trade Commission** |

Contents :

Reference is made our announcement dated 06/07/07 to Bursa Malaysia Securities Berhad ("Bursa Securities") (ref.:TG-070705-61574).

The Company would like to inform Bursa Securities that it had received a letter from the United States International Trade Commission ("ITC") of a complaint and allegation by Tillotson Corporation (TC), in the United States, of Patent infringement of nitrile gloves. The ITC has informed the Company that it had instituted an investigation under Section 337 of the Tariff Act of 1930, as amended (19 U.S.C 1337) for alleged violations of infringement of a U.S. Patent.

The Company wishes to highlight that the ITC's role is to investigate alleged Patents infringement claims to protect the US domestic market by issuing orders and as such, it cannot award any damages.

The Company is given 20 days to respond to this allegation. We have engaged and forwarded this investigation to our US lawyers who are handling this matter.

If TC is successful at the ITC, it is our understanding that the payment of future royalties would be USD2.00 per carton of 1,000 nitrile gloves. However, the cost of this USD2.00 will be passed to the customers in the USA accordingly.

The Company envisaged that there will not be any material implication to the performance of the Group in view that the sale of nitrile gloves to the USA only constitute less than 3% of the total turnover of the Group worldwide and that the infringement claims are only confined to the USA customers. We understand that TC has also complained to the ITC on almost all other nitrile glove manufactures throughout the world and nitrile distributors in the USA. If TC's complain is successful, all the parties will be subject to the payment of royalties for nitrile gloves exported to and sold in the USA and not the company alone.

Listing Circular
**LISTING'S CIRCULAR NO. L/Q : 45244 OF 2007**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **02/08/2007** |

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

**Contents :**

Kindly be advised that the abovementioned Company's additional 102,000 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 3 August 2007.

**LISTING'S CIRCULAR NO. L/Q : 45815 OF 2007**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **27/08/2007** |

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

**Contents :**

Kindly be advised that the abovementioned Company's additional 44,400 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 29 August 2007.

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-070921-668F9**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **21/09/2007** |



| | | |
|---|---|---|
| Date of buy back | : | **21/09/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **100,000** |
| Minimum price paid for each share purchased (RM) | : | **5.950** |
| Maximum price paid for each share purchased (RM) | : | **6.000** |
| Total consideration paid (RM) | : | **598,500.00** |
| Number of shares purchased retained in treasury (units) | : | **100,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **100,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-070924-8AB0F**



| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **24/09/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **24/09/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **155,000** |
| Minimum price paid for each share purchased (RM) | : | **5.950** |
| Maximum price paid for each share purchased (RM) | : | **6.000** |
| Total consideration paid (RM) | : | **927,500.00** |
| Number of shares purchased retained in treasury (units) | : | **155,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date: (units) | | **255,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-070925-6CCD7**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **25/09/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **25/09/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **35,000** |
| Minimum price paid for each share purchased (RM) | : | **5.950** |
| Maximum price paid for each share purchased (RM) | : | **6.100** |
| Total consideration paid (RM) | : | **208,850.00** |
| Number of shares purchased retained in treasury (units) | : | **35,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date: (units) | | **290,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

General Announcement
Reference No **TG-070924-6E685**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **25/09/2007** |

| | | |
|---|---|---|
| Type | : | **Reply to query** |
| Reply to Bursa Malaysia's Query Letter - Reference ID | : | **IJ-070924-52747** |
| Subject | : | **Top Glove Corporation Bhd ("the Company") - Article entitled : "Coming to grips with gloves"** |

Contents :

We refer to your letter of query dated 24 September 2007 in relation to the above article appearing in The Star,Starbiz section, page B3 on Monday, 24 September 2007, to the following statement in the reported article:

***"The revised net profit projection pointed to a 29% growth to RM101 mil for the year ended Aug 31, 2007 and 24% growth to RM125 mil in 2008."***

The Company would like to inform Bursa Malaysia Securities Berhad ("Bursa Malaysia") that the estimated net profit projection of 29% growth to RM101 million for the financial year ended 31 August 2007 and 24% growth to RM125 million in 2008 as quoted above are the targets set by the Company, based on the Company's intention to grow by approximately 20% to 30% per annum for the financial years 2007 and 2008. These percentages are derived based on the Company's historical group net income and sales computation based on average growth rate.

As always, the Company intends to maintain its target by increasing the production capacity via the installation of additional advance production lines, moving towards producing more higher value added premium products and adopting efficient marketing and business strategies.

The above-mentioned projected net profit have not been reviewed by any external auditors.

Query Letter content :
We refer to the above article appearing in The Star, Starbiz section, page B3 on Monday, 24 September 2007, a copy of which is enclosed for your reference.

In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-

" The revised net profit projection pointed to a 29% growth to RM101mil for the year ended Aug 31, 2007, and 24% growth to RM125mil in 2008 "

In accordance with Bursa Securities' Corporate Disclosure Policy, you are requested to furnish Bursa Securities with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts

sufficient to support the same, including the relevant bases and assumptions in arriving at the above forecast. In this respect, you are also required to confirm whether the accounting bases, calculations and assumptions have been reviewed by the external auditors.

Please furnish Bursa Securities with your reply within one (1) market day from the date hereof.

Yours faithfully

JOHAN ABDULLAH
Head
Listing Division
Group Regulations

CFT/IJ

c.c. En. Chung Tin Fah, Securities Commission (via fax)

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-070926-86731**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **26/09/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **26/09/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **22,000** |
| Minimum price paid for each share purchased (RM) | : | **6.050** |
| Maximum price paid for each share purchased (RM) | : | **6.150** |
| Total consideration paid (RM) | : | **133,800.00** |
| Number of shares purchased retained in treasury (units) | : | **22,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **312,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-070927-814B0**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **27/09/2007** |



| | | |
|---|---|---|
| Date of buy back | : | **27/09/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **33,000** |
| Minimum price paid for each share purchased (RM) | : | **6.100** |
| Maximum price paid for each share purchased (RM) | : | **6.150** |
| Total consideration paid (RM) | : | **202,350.00** |
| Number of shares purchased retained in treasury (units) | : | **33,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **345,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-070928-790D5**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **28/09/2007** |



| | | |
|---|---|---|
| Date of buy back | : | **28/09/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **53,500** |
| Minimum price paid for each share purchased (RM) | : | **6.100** |
| Maximum price paid for each share purchased (RM) | : | **6.300** |
| Total consideration paid (RM) | : | **329,780.00** |
| Number of shares purchased retained in treasury (units) | : | **53,500** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **398,500** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071001-6C7D1**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **01/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **01/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **22,100** |
| Minimum price paid for each share purchased (RM) | : | **6.300** |
| Maximum price paid for each share purchased (RM) | : | **6.400** |
| Total consideration paid (RM) | : | **139,560.00** |
| Number of shares purchased retained in treasury (units) | : | **22,100** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **420,600** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071002-81465**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **02/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **02/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **107,800** |
| Minimum price paid for each share purchased (RM) | : | **6.350** |
| Maximum price paid for each share purchased (RM) | : | **6.550** |
| Total consideration paid (RM) | : | **692,170.00** |
| Number of shares purchased retained in treasury (units) | : | **107,800** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **528,400** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Listing Circular**
**LISTING'S CIRCULAR NO. L/Q : 46458 OF 2007**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **03/10/2007** |

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

**Contents :**

Kindly be advised that the abovementioned Company's additional 4,000 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 5 October 2007.

**Notice of Shares Buy Back by a Company Pursuant to Form 28A**
Reference No **CS-071003-85A37**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **03/10/2007** |

| | | |
|---|---|---|
| Date of buy back from | : | **21/09/2007** |
| Date of buy back to | : | **28/09/2007** |
| Total number of shares purchased (units) | : | **398,500** |
| Minimum price paid for each share purchased (RM) | : | **5.950** |
| Maximum price paid for each share purchased (RM) | : | **6.300** |
| Total amount paid for shares purchased (RM) | : | **2,400,780.00** |
| The name of the stock exchange through which the shares were purchased | : | **Bursa Malaysia Securities Berhad** |
| Number of shares purchased retained in treasury (units) | : | **398,500** |
| Total number of shares retained in treasury (units) | : | **398,500** |
| Number of shares purchased which were cancelled (units) | : | **0** |
| Total issued capital as diminished | : | **0** |
| Date lodged with registrar of companies | : | **03/10/2007** |
| Lodged by | : | **Securities Services (Holdings) Sdn Bhd** |

Remarks:

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071003-85A38**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **03/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **03/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **34,700** |
| Minimum price paid for each share purchased (RM) | : | **6.400** |
| Maximum price paid for each share purchased (RM) | : | **6.550** |
| Total consideration paid (RM) | : | **223,565.00** |
| Number of shares purchased retained in treasury (units) | : | **34,700** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **563,100** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071004-7296F**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **04/10/2007** |



| | | |
|---|---|---|
| Date of buy back | : | **04/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **96,900** |
| Minimum price paid for each share purchased (RM) | : | **6.400** |
| Maximum price paid for each share purchased (RM) | : | **6.550** |
| Total consideration paid (RM) | : | **626,945.00** |
| Number of shares purchased retained in treasury (units) | : | **96,900** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **660,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**

Reference No **CS-071005-7A556**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **05/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **05/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **50,000** |
| Minimum price paid for each share purchased (RM) | : | **6.500** |
| Maximum price paid for each share purchased (RM) | : | **6.550** |
| Total consideration paid (RM) | : | **325,575.00** |
| Number of shares purchased retained in treasury (units) | : | **50,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **710,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**

Reference No **CS-071008-77628**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **08/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **08/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **30,000** |
| Minimum price paid for each share purchased (RM) | : | **6.550** |
| Maximum price paid for each share purchased (RM) | : | **6.650** |
| Total consideration paid (RM) | : | **197,230.00** |
| Number of shares purchased retained in treasury (units) | : | **30,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date: (units) | | **740,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071009-7B8A9**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **09/10/2007** |



| | | |
|---|---|---|
| Date of buy back | : | **09/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **65,000** |
| Minimum price paid for each share purchased (RM) | : | **6.600** |
| Maximum price paid for each share purchased (RM) | : | **6.650** |
| Total consideration paid (RM) | : | **429,645.00** |
| Number of shares purchased retained in treasury (units) | : | **65,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date: (units) | | **805,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071010-8E677**

| | | |
|---|---|---|
| Company Name | : | TOP GLOVE CORPORATION BHD |
| Stock Name | : | TOPGLOV |
| Date Announced | : | **10/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **10/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **21,000** |
| Minimum price paid for each share purchased (RM) | : | **6.650** |
| Maximum price paid for each share purchased (RM) | : | **6.700** |
| Total consideration paid (RM) | : | **139,850.00** |
| Number of shares purchased retained in treasury (units) | : | **21,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **826,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**General Announcement**
Reference No **TG-070627-40D8C**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **11/10/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BHD ("Top Glove" or "the Company")**<br>**SCHEDULED DATE FOR RELEASE OF 4TH QUARTER RESULTS FOR THE FINANCIAL PERIOD ENDED 31 AUGUST 2007** |

Contents :

The Board of Directors wishes to announce that the 4th quarter results of the Company for the financial period ended 31 August 2007 is scheduled to be released to Bursa Malaysia Securities Berhad on 19 October 2007.

This announcement is dated 11 October 2007.

**Notice of Shares Buy Back by a Company Pursuant to Form 28A**
Reference No **CS-071011-831BB**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **11/10/2007** |

| | | |
|---|---|---|
| Date of buy back from | : | **01/10/2007** |
| Date of buy back to | : | **05/10/2007** |
| Total number of shares purchased (units) | : | **311,500** |
| Minimum price paid for each share purchased (RM) | : | **6.300** |
| Maximum price paid for each share purchased (RM) | : | **6.550** |
| Total amount paid for shares purchased (RM) | : | **2,007,815.00** |
| The name of the stock exchange through which the shares were purchased | : | **Bursa Malaysia Securities Berhad** |
| Number of shares purchased retained in treasury (units) | : | **311,500** |
| Total number of shares retained in treasury (units) | : | **710,000** |
| Number of shares purchased which were cancelled (units) | : | **0** |
| Total issued capital as diminished | : | **0** |
| Date lodged with registrar of companies | : | **11/10/2007** |
| Lodged by | : | **Securities Services (Holdings) Sdn Bhd** |

Remarks:

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071011-831BC**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **11/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **11/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **297,600** |
| Minimum price paid for each share purchased (RM) | : | **6.450** |
| Maximum price paid for each share purchased (RM) | : | **6.700** |
| Total consideration paid (RM) | : | **1,939,465.00** |
| Number of shares purchased retained in treasury (units) | : | **297,600** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **1,123,600** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071016-74DDD**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **16/10/2007** |



| | | |
|---|---|---|
| Date of buy back | : | **16/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **131,000** |
| Minimum price paid for each share purchased (RM) | : | **6.450** |
| Maximum price paid for each share purchased (RM) | : | **6.550** |
| Total consideration paid (RM) | : | **849,445.00** |
| Number of shares purchased retained in treasury (units) | : | **131,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **1,254,600** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Change in Audit Committee**
Reference No **CS-071017-91E9D**

| | | |
|---|---|---|
| Company Name | : | TOP GLOVE CORPORATION BHD |
| Stock Name | : | TOPGLOV |
| Date Announced | : | 17/10/2007 |

| | | |
|---|---|---|
| Date of change | : | **17/10/2007** |
| Type of change | : | **Resignation** |
| Designation | : | **Member of Audit Committee** |
| Directorate | : | **Executive** |
| Name | : | **Tan Sri Dr. Lim Wee Chai** |
| Age | : | **49** |
| Nationality | : | **Malaysian** |
| Qualifications | : | **1982- Bachelor of Science Degree with Honours in Physics from University Malaya<br>1985 - Master of Business Administration from Sul Ross State University in Texas, USA<br>2001- Doctorate in Business Administration from Irish International University, London** |
| Working experience and occupation | : | **He was a Sales Manager of a subsidiary company of OYL Industries Bhd., a company listed on the Bursa Malaysia Securities Berhad. In 1991, he set up Top Glove Sdn. Bhd., his own glove manufacturing and trading business with only 3 second hand production lines and has expanded this business to be the World Largest's Rubber Glove Manufacturer with 330 production lines in eighteen (18) factories as at August 2007. He has more than 20 years of experience in the rubber and latex manufacturing business.<br><br>He served as the President (1997 to 1999) of the Malaysian Rubber Glove Manufacturers' Association, prior to this, he was the Vice-President, Treasurer, Honorary Secretary for the past seven (7) years in this association. In 1998 and 1999, he was a Director of Association of Malaysia Medical Industries and Malaysia Rubber Board.** |
| Directorship of public companies (if any) | : | **Nil** |
| Family relationship with any director and/or major shareholder of the listed issuer | : | **He is the husband of Puan Sri Tong Siew Bee and brother of Mr. Lim Hooi Sin, who are both Directors and major shareholders of Top Glove Corporation Bhd. and also the brother to Ms. Lim Quee Choo, a major shareholder of Top Glove Corporation Bhd.** |
| Details of any interest in the securities of the listed issuer or its subsidiaries | : | **Direct Interest : 87,242,900; Indirect Interest : 30,763,821** |
| Composition of Audit Committee (Name and Directorate of members after change) | : | **1. Tan Sri Datuk (Dr.) Arshad Bin Ayub<br>2. Sekarajasekaran A/L Arasaratnam<br>3. Quah Chin Chye** |
| Remarks | : | **The above resignation is to comply with the revised Code of Corporate Governance which took effect on 1 October 2007.** |

**Notice of Shares Buy Back - Immediate Announcement**

Reference No **CS-071017-928B2**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **17/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **17/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **253,000** |
| Minimum price paid for each share purchased (RM) | : | **6.200** |
| Maximum price paid for each share purchased (RM) | : | **6.450** |
| Total consideration paid (RM) | : | **1,598,640.00** |
| Number of shares purchased retained in treasury (units) | : | **253,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date: (units) | | **1,507,600** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back by a Company Pursuant to Form 28A**
Reference No **CS-071018-A1459**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **18/10/2007** |



| | | |
|---|---|---|
| Date of buy back from | : | **08/10/2007** |
| Date of buy back to | : | **11/10/2007** |
| Total number of shares purchased (units) | : | **413,600** |
| Minimum price paid for each share purchased (RM) | : | **6.450** |
| Maximum price paid for each share purchased (RM) | : | **6.700** |
| Total amount paid for shares purchased (RM) | : | **2,706,190.00** |
| The name of the stock exchange through which the shares were purchased | : | **Bursa Malaysia Securities Berhad** |
| Number of shares purchased retained in treasury (units) | : | **413,600** |
| Total number of shares retained in treasury (units) | : | **1,123,600** |
| Number of shares purchased which were cancelled (units) | : | **0** |
| Total issued capital as diminished | : | **0** |
| Date lodged with registrar of companies | : | **18/10/2007** |
| Lodged by | : | **Securities Services (Holdings) Sdn Bhd** |

Remarks:

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071018-A145A**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **18/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **18/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **65,900** |
| Minimum price paid for each share purchased (RM) | : | **6.300** |
| Maximum price paid for each share purchased (RM) | : | **6.400** |
| Total consideration paid (RM) | : | **417,860.00** |
| Number of shares purchased retained in treasury (units) | : | **65,900** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **1,573,500** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**General Announcement**
Reference No **TG-070710-50ACE**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **19/10/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **Top Glove Corporation Bhd ("the Company" or "Top Glove")**<br>**- Proposed Renewal of Authority for the Purchase by Top Glove of Its Own Ordinary Shares**<br>**- Proposed Amendments to the Articles of Association of Top Glove** |

Contents :

The Board of Directors of the Company wishes to announce that the Company intends to seek its shareholders' approval at the forthcoming Ninth Annual General Meeting ("AGM") for the following:

(i) renewal of shareholders' mandate for the purchase by Top Glove of its own shares listed on the Main Board of the Bursa Malaysia Securities Berhad of up to ten percent (10%) of the issued and paid-up capital of the Company commencing from the period from the conclusion of the forthcoming AGM to the date of next AGM; and

(ii) amendments to the Articles of Association ('the Proposed Amendments') of the Company.

A Share Buy Back Statement and details of the Proposed Amendments will be issued to the shareholders in due course.

This announcement is dated 19 October 2007.

**General Announcement**
Reference No **TG-070925-8D8B6**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **19/10/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **Top Glove Corporation Bhd ("the Company"or "Top Glove")<br>- FINAL DIVIDEND FOR THE FINANCIAL YEAR ENDED 31 AUGUST 2007** |

Contents :

The Company wish to inform that the Board of Directors of Top Glove had resolved to recommend a final dividend of 6% Tax Exempt and 6% less 26% Malaysian Income Tax for the financial year ended 31 August 2007, subject to the approval of the shareholders at the forthcoming Ninth Annual General Meeting of Top Glove.

The Entitlement Date and Date of Payment in respect of the aforesaid final dividend will be determined and announced by Top Glove in due course.

This Anouncement is dated 19 October 2007.

**Notice of Shares Buy Back - Immediate Announcement**

Reference No **CS-071019-90AC4**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **19/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **19/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **62,000** |
| Minimum price paid for each share purchased (RM) | : | **6.400** |
| Maximum price paid for each share purchased (RM) | : | **6.500** |
| Total consideration paid (RM) | : | **398,600.00** |
| Number of shares purchased retained in treasury (units) | : | **62,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date: (units) | | **1,635,500** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

General Announcement
Reference No **MI-071019-65332**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **RHB INVESTMENT BANK BERHAD** |
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **19/10/2007** |



| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY") Proposed establishment of a new employees' share option scheme ("ESOS") for eligible employees and Directors of Top Glove and its subsidiaries ("Proposed New ESOS")** |

Contents :

## 1. INTRODUCTION

On behalf of the Board of Directors of Top Glove ("Board"), RHB Investment Bank Berhad is pleased to announce that the Company proposes to establish a new ESOS for the granting of option(s) ("ESOS Option(s)") to the eligible employees and Directors of Top Glove and its subsidiaries ("Top Glove Group" or "Group") excluding dormant subsidiaries, who fulfil the eligibility criteria ("Eligible Persons").

## 2. DETAILS OF THE PROPOSED NEW ESOS

The Company had on 29 April 2003 established its existing ESOS ("Existing ESOS") with a duration of 5 years, which will expire on 29 April 2008. Upon the expiry of the Existing ESOS, Top Glove proposes to establish a new ESOS for the Eligible Persons.

The salient terms of the Proposed New ESOS, which will be governed by the By-Laws that shall, *inter-alia*, stipulate the following:

### 2.1 Maximum number of Top Glove shares

The maximum number of new ordinary shares of RM0.50 each in Top Glove ("Shares" or "Top Glove Shares") to be granted under the Proposed New ESOS shall not exceed 15% of the total issued and paid-up share capital of the Company at any point in time during the duration of the Proposed New ESOS. As at 2 October 2007, the issued and paid-up share capital of the Company stood at RM150,239,916 comprising 300,479,831 new Top Glove Shares.

### 2.2 Eligibility

The Proposed New ESOS will be made available for participation by the Eligible Persons who meet the following criteria on the date of offer:

(i) must have attained the age of at least 18 years old;

(ii) be an eligible Director or a full time employee confirmed in service in a company within the Group (excluding dormant subsidiaries); and

(iii) be under such categories and comply with such criteria that the committee to be appointed by the Board ("ESOS Committee") may decide at its absolute discretion from time to time.

### 2.3 Basis of allocation and maximum allowable allotment

The number of new Shares that may be offered and allotted to any one of the Eligible Persons under the Proposed New ESOS shall be decided at the discretion of a ESOS Committee after taking into consideration, *inter-alia*, the performance, seniority, number of years of service, potential contribution of the Eligible Persons and/or such factors as the ESOS Committee deems fit, subject to the following:

(i) not more than 50% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Proposed New ESOS are to be allocated in aggregate to the Directors and senior management of the Group (excluding dormant subsidiaries);; and

(ii) not more than 10% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Proposed New ESOS are to be allocated to any Director or employee of the Group (excluding dormant subsidiaries) who either singly or collectively through persons connected with him or her, holds 20% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) or more of the issued and paid-up capital of the Company.

**2.4 Ranking of the new Top Glove Shares**

The new Top Glove Shares shall, upon allotment and issue, rank *pari passu* in all respects with the then existing Top Glove Shares in issue save and except that these new Top Glove Shares will not be entitled to any dividends, rights, allotment and/or other distributions declared, made or paid prior to the date of allotment of the new Top Glove Shares to be issued upon the exercise of the options under the Proposed New ESOS ("New ESOS Options").

**2.5 Duration of the Proposed New ESOS**

The Proposed New ESOS shall be in force for a period of 10 years from the effective date of implementation of the Proposed New ESOS.

**2.6 Subscription price**

The subscription price payable for each new Top Glove Share shall be:

(i) based on the 5-day weighted average market price of Top Glove Shares at the time the New ESOS Options are offered, with either a:

- premium; or
- discount that does not exceed 10%; or

(ii) the par value of Top Glove Shares of RM0.50 each;

Further details on the Proposed New ESOS will be set out in the circular to be despatched to the shareholders of the Company in due course.

**3. RATIONALE FOR THE PROPOSED NEW ESOS**

The purpose of the Proposed New ESOS is:

(i) to provide an incentive to the Eligible Persons to participate more actively in the operations and future growth of the Group and encourage them to contribute to the future growth of the Group;

(ii) to reward and retain the Eligible Persons who have contributed to the growth of the Group and whose services are vital to the continued growth of the Group, thus ensuring the loss of key personnel is minimised;

(iii) to give Eligible Persons a greater sense of ownership and belonging so that they are motivated to be more productive;

(iv) to increase the level of commitment, dedication and loyalty amongst the Eligible Persons; and

(v) to continue to attract prospective skilled and experienced employees to the Group as and when required.

The Proposed New ESOS is also extended to the non-executive Directors of the Top Glove Group (excluding dormant subsidiaries) in recognition of their contribution to the success of the Group and to enable them to participate in the future growth of the Group. Further, such extension will enable the Group to attract and retain capable individuals to act as non-executive Directors of the Group who will be responsible for providing the overall strategic decisions of the Group.

## 4. UTILISATION OF PROCEEDS

The gross proceeds to be raised from the Proposed New ESOS would depend on the number of New ESOS Options granted and exercised at the relevant point in time and the subscription price payable upon the exercise of the New ESOS Options.

The proceeds arising from the exercise of the New ESOS Options will be utilised for working capital purposes of the Group.

## 5. EFFECTS OF THE PROPOSED NEW ESOS

### 5.1 Issued and paid-up share capital

The Proposed New ESOS will not have an immediate effect on the existing issued and paid-up share capital of Top Glove until such time as the New ESOS Options are exercised. The issued and paid-up share capital of Top Glove will increase as more Top Glove Shares are issued pursuant to the exercise of the New ESOS Options that may be granted under the Proposed New ESOS. The proforma effect of the Proposed New ESOS on the issued and paid-up share capital of Top Glove is set out in Table 1.

### 5.2 Net assets

The Proposed New ESOS will not have an immediate effect on the net assets of the Group. The potential effect on the Group's net assets will depend on the number of new Top Glove Shares to be issued and the subscription price. The proforma effect of the Proposed New ESOS on the net assets per Share is set out in Table 2.

### 5.3 Earnings

The Proposed New ESOS will not have an immediate effect on the earnings of Top Glove Group until such time as the New ESOS Options are granted. Any potential effect on the consolidated earnings per Top Glove Share in the future will depend on factors such as the number of New ESOS Options granted and exercised, the subscription price of the New ESOS Options, the utilisation of proceeds arising from the exercise of the New ESOS Options and the impact of the new Financial Reporting Standard 2 ("FRS2") on Share-Based Payment.

With the adoption of FRS2, the cost arising from the issuance of the New ESOS Options is measured by the fair value of the new ESOS Options, which is expected to vest at the grant date, and is recognised in the income statement over the vesting period of the ESOS Options, thereby reducing the earnings of the Top Glove Group. The Board will determine the fair value of the New ESOS Options by considering the usage of appropriate valuation models.

**5.4 Substantial shareholders' shareholdings**

The Proposed New ESOS is not expected to have an immediate effect on the substantial shareholders' shareholdings in Top Glove. Any potential effect on the substantial shareholders' shareholdings will depend on the number of new Top Glove Shares to be issued pursuant to the exercise of the New ESOS Options granted at the relevant period of time. The proforma effect of the Proposed New ESOS on the substantial shareholders' shareholdings is set out in Table 3.

**5.5 Dividend**

The Board had proposed a final dividend of 3 sen per Top Glove Share less income tax of 26% and a tax-exempt dividend of 3 sen per Top Glove Share for the financial year ended 31 August 2007. The Proposed New ESOS is not expected to have any material effect on Top Glove's current dividend policy. The actual dividend rate to be declared and paid in the future will depend on, among others, the actual results of Top Glove Group, its cash reserves, capital commitment and future funding requirements.

**5.6 Gearing**

The Proposed New ESOS is not expected to materially impact the Group's gearing level, as any future proceeds to be received by Top Glove will be utilised for the Group's working capital requirements.

**6. APPROVALS REQUIRED FOR THE PROPOSED NEW ESOS**

The Proposed New ESOS is subject to the following approvals being obtained:

(i) the shareholders of Top Glove at an extraordinary general meeting ("EGM") to be convened;

(ii) Bursa Securities for the listing of and quotation for the new Top Glove Shares to be issued pursuant to the exercise of the ESOS Options granted; and

(iii) any other relevant authorities, if required.

The Proposed New ESOS will be implemented after the expiry of the Existing ESOS on 29 April 2008.

**7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

All the Directors of Top Glove are entitled to participate in the Proposed New ESOS and are therefore deemed interested in the Proposed New ESOS to the extent of their respective entitlements under the Proposed New ESOS. Accordingly, the Directors have abstained and will continue to abstain from deliberations and voting on their respective entitlements under the Proposed New ESOS at the relevant Board meetings.

The major shareholders of Top Glove, namely Tan Sri Dr. Lim, Wee-Chai ("Tan Sri Lim"), Puan Sri

Tong Siew Bee and Lim Hooi Sin (who are collectively also Directors of the Company) and Lim Quee Choo (collectively referred to as "Interested Major Shareholders") are entitled to participate in the Proposed New ESOS and are therefore deemed interested in the Proposed New ESOS to the extent of their respective entitlements under the Proposed New ESOS. Puan Sri Tong Siew Bee is the wife of Tan Sri Lim and the sister-in-law of Lim Hooi Sin. Lim Hooi Sin is the brother of Tan Sri Lim and brother-in-law of Puan Sri Tong Siew Bee. Lim Quee Choo is the sister of both Tan Sri Lim and Lim Hooi Sin, and is the sister-in-law of Puan Sri Tong Siew Bee.

Consequently, the Directors and Interested Major Shareholders will abstain from voting on the ordinary resolutions in respect of their respective entitlements under the Proposed New ESOS to be tabled at the EGM to be convened. In addition, the Directors and Interested Major Shareholders will ensure that persons connected to them, if any, will abstain from voting on the ordinary resolutions in respect of their respective entitlements under the Proposed New ESOS to be tabled at the EGM to be convened.

Lew Sin Chiang, who currently holds 36,800 Top Glove Shares, is the brother-in-law of Puan Sri Tong Siew Bee and an employee of Top Glove. Hence, Lew Sin Chiang is deemed a person connected to a Director and Interested Major Shareholder, Puan Sri Tong Siew Bee, and he will abstain from voting on the ordinary resolution in respect of Puan Sri Tong Siew Bee's entitlement under the Proposed New ESOS at the EGM to be convened.

Save as disclosed above, none of the other directors and/or major shareholders of Top Glove and persons connected with the directors and/or major shareholders of Top Glove have any interest either direct or indirect in the Proposed New ESOS beyond their respective entitlements under the Proposed New ESOS arising from their shareholdings (if any) for which all existing shareholders of Top Glove are entitled to.

## 8. OTHER MATTERS

8.1 An application will be made to Bursa Securities for the listing of and quotation for the new Top Glove Shares on the Main Board of Bursa Securities.

8.2 Barring any unforeseen circumstances, the relevant applications to the authorities in relation to the Proposed New ESOS will be made within 3 months from the date of this announcement.

This announcement is dated 19 October 2007.

TopGlove-Tables(final).doc

Financial Results
Reference No **TG-071019-6F023**

## Amended Announcement

(Please refer to the ealier announcement reference number: TG-070704-34CD7)

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **19/10/2007** |
| Financial Year End | : | **31/08/2007** |
| Quarter | : | **4** |
| Quarterly report for the financial period ended | : | **31/08/2007** |
| The figures | : | **have not been audited** |

Converted attachment :

Please attach the full Quarterly Report here:

TopGlove- 4Q results 2007 (Notes).pdf    TopGlove- 4Q 2007 Financial Results.pdf

Remark:
**The amendment was made to the Revenue for the preceding year corresponding period 31 August 2006 which should be read as 992,611 instead of 922,611.**

**SUMMARY OF KEY FINANCIAL INFORMATION**
31/08/2007

| | | INDIVIDUAL PERIOD | | CUMULATIVE PERIOD | |
|---|---|---|---|---|---|
| | | **CURRENT YEAR QUARTER** | **PRECEDING YEAR CORRESPONDING QUARTER** | **CURRENT YEAR TO DATE** | **PRECEDING YEAR CORRESPONDING PERIOD** |
| | | **31/08/2007** | **31/08/2006** | **31/08/2007** | **31/08/2006** |
| | | RM'000 | RM'000 | RM'000 | RM'000 |
| 1 | Revenue | **307,727** | **307,587** | **1,228,942** | **992,611** |
| 2 | Profit/(loss) before tax | **30,410** | **22,906** | **117,801** | **91,773** |
| 3 | Profit/(loss) for the period | **25,932** | **19,121** | **102,034** | **79,061** |
| 4 | Profit/(loss) attributable to ordinary equity holders of the parent | **26,829** | **18,794** | **102,944** | **78,392** |
| 5 | Basic earnings/ (loss) per share (sen) | **8.63** | **7.14** | **35.55** | **29.70** |
| 6 | Proposed/Declared dividend per share (sen) | **5.22** | **4.83** | **9.22** | **8.33** |

| | | | |
|---|---|---|---|
| | | **AS AT END OF** | **AS AT PRECEDING** |

| | | CURRENT QUARTER | FINANCIAL YEAR END |
|---|---|---|---|
| 7 | Net assets per share attributable to ordinary equity holders of the parent (RM) | 2.1210 | 1.0550 |

Note: For full text of the above announcement, please access Bursa Malaysia website at www.bursamalaysia.com

Remarks :

**For comparative purpose, the Earnings Per Share for the quarter and year-to-date ended 31 August 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.**

# TOP GLOVE CORPORATION BHD.

(Company No 474423-X)
**Public Listed Company on Bursa Malaysia Main Board**
**The World's Largest Rubber Glove Manufacturer**
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my


AWARDED ISO 9001

## CONDENSED CONSOLIDATED INCOME STATEMENT
## FOR THE FOURTH QUARTER ENDED 31 AUGUST 2007

| | Current Quarter Ended | Corresponding Quarter Ended | Cumulative Year To Date | Corresponding Year To Date |
|---|---|---|---|---|
| | 31-Aug-2007 | 31-Aug-2006 | 31-Aug-2007 | 31-Aug-2006 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Revenue | 307,727 | 307,587 | 1,228,942 | 992,611 |
| Operating Expenses | (278,794) | (282,156) | (1,106,393) | (893,676) |
| Other Operating Income | 3,775 | 895 | 6,287 | 2,393 |
| **Profit From Operations** | 32,708 | 26,326 | 128,836 | 101,328 |
| Finance Costs | (3,085) | (3,770) | (13,468) | (10,327) |
| Interest Income | 892 | 350 | 2,552 | 772 |
| Share of loss from associate | (105) | - | (119) | - |
| **Profit Before Taxation** | 30,410 | 22,906 | 117,801 | 91,773 |
| Taxation | (4,478) | (3,785) | (15,767) | (12,712) |
| **Profit After Taxation** | 25,932 | 19,121 | 102,034 | 79,061 |
| **Profit Attributable to :** | | | | |
| Equity Shareholder of the Company | 26,829 | 18,794 | 102,944 | 78,392 |
| Minority Interest | (897) | 327 | (910) | 669 |
| | 25,932 | 19,121 | 102,034 | 79,061 |
| **Earnings Per Share (sen)** | | | | |
| **Basic** | 8.63 | * 7.14 | 35.55 | * 29.70 |
| **Diluted** | 8.63 | * 7.10 | 35.52 | * 29.53 |

* For comparative purpose, the Earnings Per Share for the quarter and year-to-date ended 31 August 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each which was completed on February 2007.

Remarks : the calculation of basic earnings per share for both the current quarter and year-to-date ended 31 August 2007 is based on the weighted average of issued and paid up share capital of 300,593,964 and 287,253,368 shares respectively. As fo the corresponding quarter and year-to-date ended 31 August 2006 is based on the weighted average of issued and paid up share capital of 269,227,765 and 267,743,412.

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED BALANCE SHEET**
**AS AT 31 AUGUST 2007**

| | Unaudited Balance as at 31-Aug-2007 RM'000 | Audited Balance as at 31-Aug-2006 RM'000 |
|---|---|---|
| **ASSETS** | | |
| **Non-Current Assets** | | |
| Property, Plant and Equipment | 551,187 | 415,176 |
| Prepaid Land Lease Payment | 5,766 | 5,215 |
| Investment in Associates | 8,737 | - |
| Other Investment | 145 | 356 |
| Goodwill on Consolidation | 21,078 | 21,078 |
| | 586,913 | 441,825 |
| **Current Assets** | | |
| Inventories | 121,256 | 102,232 |
| Trade Receivables | 167,826 | 149,761 |
| Other Receivables and Deposits | 11,690 | 9,042 |
| Tax Recoverable | - | 45 |
| Cash and Bank Balances | 165,581 | 59,211 |
| | 466,353 | 320,291 |
| **Total Assets** | 1,053,266 | 762,116 |
| **EQUITY AND LIABILITIES** | | |
| **Equity Attributable to Equity Holders of the Company** | | |
| Share Capital | 150,238 | 96,143 |
| Share premium | 228,811 | 22,054 |
| Retained profit | 231,118 | 160,175 |
| Foreign exchange reserves | 3,686 | 2,040 |
| Others | 1,934 | 1,694 |
| | 615,787 | 282,106 |
| **Minority Interest** | 21,438 | 2,003 |
| **Total Equity** | 637,225 | 284,109 |
| **Non-Current Liabilities** | | |
| Long Term Borrowings | 127,334 | 146,439 |
| Deferred Taxation | 30,809 | 29,538 |
| | 158,143 | 175,977 |
| **Current Liabilities** | | |
| Trade Payables | 104,052 | 100,407 |
| Other Payables and Accruals | 75,827 | 68,650 |
| Short Term Borrowings | 64,793 | 126,229 |
| Dividend Payable | 12,013 | 6,744 |
| Tax Payable | 1,213 | - |
| | 257,898 | 302,030 |
| **Total Liabilities** | 416,041 | 478,007 |
| **Total Equity and Liabilities** | 1,053,266 | 762,116 |
| | - | - |
| Net Tangible Assets per share (RM) | 2.051 | 0.977* |
| Net Assets per share (RM) | 2.121 | 1.055* |

* For comparative purpose, the Net Tangible Assets per share and Net Assets per share for 31 August 2006 had been adjusted to reflect the shares bonus issue of 2 for 5 existing ordinary shares of par value RM0.50 each which was completed on 9 February 2007.

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**
**FOR THE FOURTH QUARTER ENDED 31 AUGUST 2007**

| | Attributable to Equity Holders of the Company | | | | | | Minority Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Non distributable | | | | Distributable | | | |
| | Share Capital | Share Premium | Foreign Exchange Reserve | Others | Retained Profits | Total | | |
| | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 | RM'000 |
| **12 Months Ended 31 August 2007** | | | | | | | | |
| Balance as at 01 September 2006 | 96,143 | 22,054 | 2,040 | 1,694 | 160,175 | 282,106 | 2,003 | 284,109 |
| Movement during the period (cumulative) | - | - | 1,646 | 545 | 236 | 2,427 | 20,345 | 22,772 |
| Profit for the period | - | - | - | - | 102,944 | 102,944 | (910) | 102,034 |
| Amount transfer from legal reserves | - | - | - | (305) | 305 | - | - | - |
| Bonus shares issue | 38,883 | (32,800) | - | - | (6,083) | - | - | - |
| Issue of shares | 13,609 | 222,088 | - | - | - | 235,697 | - | 235,697 |
| ESOS share subscription during the year | 1,603 | 17,469 | - | - | - | 19,072 | - | 19,072 |
| Dividend | | | | | | | | |
| - Final tax exempt 6% | - | - | - | - | (8,982) | (8,982) | - | (8,982) |
| - Final dividend 5% (less 27% tax) | - | - | - | - | (5,464) | (5,464) | - | (5,464) |
| - First Interim Dividend 8% (tax exempt) | - | - | - | - | (12,013) | (12,013) | - | (12,013) |
| Balance as at 31 August 2007 | 150,238 | 228,811 | 3,686 | 1,934 | 231,118 | 615,787 | 21,438 | 637,225 |
| **12 Months Ended 31 August 2006** | | | | | | | | |
| Balance as at 01 September 2005 as previously stated | 94,319 | 9,064 | 418 | 799 | 110,203 | 214,803 | 1,232 | 216,035 |
| Prior year adjustment | - | - | - | - | (12,343) | (12,343) | - | (12,343) |
| Balance as at 01 September 2005 (restated) | 94,319 | 9,064 | 418 | 799 | 97,860 | 202,460 | 1,232 | 203,692 |
| Profit for the period | - | - | - | - | 78,392 | 78,392 | 669 | 79,061 |
| Exchange fluctuation reserve | - | - | 1,622 | - | - | 1,622 | 102 | 1,724 |
| Amount transfer to legal reserves | | | | 895 | (895) | - | - | - |
| ESOS share subscription during the year | 1,824 | 12,990 | - | - | - | 14,814 | - | 14,814 |
| Dividend | | | | | | | | |
| - Final tax exempt | - | - | - | - | (5,713) | (5,713) | - | (5,713) |
| - Final dividend 4% (less 28% tax) | - | - | - | - | (2,742) | (2,742) | - | (2,742) |
| - First Interim Dividend 7% (tax exempt) | - | - | - | - | (6,727) | (6,727) | - | (6,727) |
| Balance as at 31 August 2006 | 96,143 | 22,054 | 2,040 | 1,694 | 160,175 | 282,106 | 2,003 | 284,109 |



The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**
**FOR THE FOURTH QUARTER ENDED 31 AUGUST 2007**

| | Current Year To Date Ended 31-Aug-2007 RM'000 | Corresponding Year To Date Ended 31-Aug-2006 RM'000 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Profit before taxation | 117,801 | 91,773 |
| Adjustments for : | | |
| Depreciation | 43,410 | 28,210 |
| Gain on disposal of property, plant and equipment | - | (11) |
| Property, plant and equipment written off | - | 195 |
| Unrealised foreign exchange gain | (2,011) | (1,426) |
| **Operating profit before changes in working capital** | 159,200 | 118,741 |
| **Changes in working capital** | | |
| Net change in current assets | (22,287) | (60,444) |
| Net change in current liabilities | (17,217) | 45,902 |
| Cash flows from operating activities | 119,696 | 104,199 |
| Tax paid | (13,238) | (6,217) |
| **Net cash flows from operating activities** | 106,458 | 97,982 |
| **Cash flows from investing activities** | | |
| Purchase of investment | 211 | (217) |
| Proceeds from disposal of property, plant and equipment | | 327 |
| Acquisition of subsidiary | (20,806) | (24,846) |
| Purchase of property, plant and equipment | (104,829) | (138,153) |
| | (18,966) | (64,907) |
| **Cash flows from financing activities** | | |
| Dividend paid | (21,190) | (14,093) |
| Increase in share capital | 260,852 | 14,814 |
| (Decrease)/Increase in borrowings | (115,056) | 98,131 |
| **Net change in cash and cash equivalents** | 105,640 | 33,945 |
| **Cash and cash equivalents at beginning of year** | 58,757 | 24,812 |
| **Cash and cash equivalents at end of period** | 164,397 | 58,757 |
| **Breakdown of cash and cash equivalents at end of period** | - | |
| Bank and cash balances | 165,581 | 59,211 |
| Bank overdrafts | (1,184) | (454) |
| | 164,397 | 58,757 |

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2006

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
**Public Listed Company on Bursa Malaysia Main Board**
**The World's Largest Rubber Glove Manufacturer**
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com
E-mails : (i) top@topglove.com.my (ii) topg@po.jaring.my

AWARDED
ISO 9001

## NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE FOURTH QUARTER ENDED 31 AUGUST 2007

### 1. Basis of Preparation

The interim financial report is unaudited and has been prepared in accordance with FRS 134, Interim Financial Reporting. The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2006.

The accounting policies and methods of computation adopted in the interim financial report are consistent with those adopted in the audited financial statements as at 31 August 2006, except that the Group has adopted the new/revised standards mandatory for annual periods beginning on or after 1 January 2006.

### 2. Auditors' Report

The audited financial statements for the financial year ended 31 August 2006 was not subject to any qualification.

### 3. Seasonal or Cyclical Factors

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being disposable gloves.

### 4. Extraordinary and Exceptional Items

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 31 August 2007.

### 5. Changes in Estimates of Amounts Reported Previously

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

### 6. Debts and Equity Securities

6.1) The Employee Share Option Scheme ("ESOS") of the Company was officially implemented on 29 April 2003. During the current quarter ended 31 May 2007, a total of 742,000 new ordinary shares of RM0.50 each were issued and allotted pursuant to the exercise of the ESOS. The details of the issued and paid-up capital of the Company as at 31 August 2007 are as follows :-

| | No. of shares | RM |
|---|---|---|
| As at 31 May 2007 | 300,248,931 | 150,124,466 |
| Ordinary shares issued pursuant to the ESOS | 226,900 | 113,450 |
| As at 31 August 2007 | 300,475,831 | 150,237,916 |

Other than the above, there were no issuance and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

**7. Dividends Paid**

On 13 September 2007, the Company paid an interim dividend of 8% (tax exempt) amounting RM12,017,257.[illegible]2, which was declared on 4 July 2007 in conjunction with the 3rd quarter ended 31 May 2007 financial results announcement.

For the financial year ended 31 August 2006, the Company :-

i) On 15 September 2006, paid an interim dividend of 7% (tax exempt) amounting RM6,727,157.

ii) On 15 March 2007, the Company paid a total dividend of RM14,445,902 consisting of a final dividend of 5% (with tax 27%) amounting RM5,463,994 (after netting off 27% tax) and a final dividend of 6% (tax exempt) amounting RM8,981,908 which were approved in the Company's Annual General Meeting held on 10 January 2007

The total dividend paid by the Company in respect of the financial year ended 31 August 2006 was 18% represented by a net payment of RM21,173,059.

**8. Segmental Reporting**

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

31 August 2007 (12 months)

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| External sales | 941,161 | 181,817 | 42,673 | 63,291 | - | 1,228,942 |
| Inter-segment sales | 43,619 | 81,670 | 49,535 | - | (174,824) | - |
| Total Revenue | 984,780 | 263,487 | 92,208 | 63,291 | (174,824) | 1,228,942 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Result** | | | | | | |
| Profit/(loss) from operations | 129,788 | 6,633 | (9,873) | 2,288 | - | 128,836 |
| Finance cost, net | | | | | | (10,916) |
| Share of loss from associate | | | | | | (119) |
| Taxation | | | | | | (15,767) |
| Profit after tax | | | | | | 102,034 |

| | Malaysia RM'000 | Thailand RM'000 | China RM'000 | Others RM'000 | Eliminations RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Segment assets | 749,257 | 163,072 | 85,250 | 34,609 | | 1,032,188 |
| Goodwill arising From Consolidation | | | | | | 21,078 |
| **Liabilities** | | | | | | |
| Segment liabilities | 290,369 | 78,019 | 41,487 | 6,166 | | 416,041 |
| **Other information** | | | | | | |
| Capital expenditure | 55,149 | 37,320 | 14,755 | - | | 107,224 |
| Depreciation | 31,218 | 8,574 | 3,381 | 237 | | 43,410 |

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

**9. Valuation of Property and Equipment**

There was no revaluation of property, plant and equipment brought forward from the previous audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

**10. Material Events Subsequent to the End of the Interim Report**

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

**11. Changes in the Composition of the Group**

There were no significant changes in the composition of the Group in the interim financial report, including business combination, acquisition or disposal of subsidiaries and long-term investments, restructuring and discontinuing operations.

**12. Contingent Liabilities**

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report except, the material litigation as disclosed in note 23 below.

## ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

### 13. Review of Performance

For the quarter ended 31 August 2007, the Group recorded increased in sales revenue to RM307.7 million from RM307.6 million registered in the corresponding quarter in the previous financial year. Profit before tax for the quarter increased by 33% to RM30.4 million as compared to RM22.9 million registered in the quarter ended 31 August 2006. As for year-to-date 12 months ended 31 August 2007, the Group sales revenue and profit before tax has increased to RM1,228.9 million and RM117.8 million compare with RM992.6 million and RM91.8 million for the 12 months ended 31 August 2006, registered an increased of 24% and 28% respectively. The significant achievement in higher sales and profit is in line with the Group's continuous expansion in production capacity, better quality control, improvement in its cost efficiency, and marketing strategy.

Overall, the Group has a positive outlook towards continuous growth and in securing better results in the forthcoming financial year in terms of sales revenue and profitability through its on-going effort in implementing aggressive marketing strategies, increase in production capacity to achieve better economies of scale, as well as, further improvements in quality, cost control and efficiency.

### 14. Quarterly Profits Before Tax (PBT) Comparison

On current quarter and preceding quarter comparison, the Group's PBT increased by RM941,000 to registered a PBT of RM30.4 million as compared to RM29.5 million achieved in the previous quarter ended 31 May 2007. While profit after tax for this quarter increase by RM306,000 to RM25.9 million from RM25.6 million recorded in the preceding quarter. The increase in profits was contributed by the continuous expansion and improvement by all the departments.

### 15. Prospects

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", is continuing to move ahead rapidly with specific efforts undertaken to improve and innovate its glove quality, marketing, productivity and cost efficiency. With the completion of the subscription of new Medi-Flex Limited shares in 16 March 2007, the Group currently has 18 factories, and employed about 8,300 employees and have installed 322 production lines with capacity of 28 billion pieces of gloves per annum. Top Glove has more than 850 customers and exports to more than 180 countries worldwide.

On the progress of our Factory 14 which is located in Klang, the installation of the new and advanced glove production lines are progressing well. 24 advanced glove production lines has been installed and an additional 8 advanced glove production lines will be installed in next quarter.

As for F15, the Group 2nd plant in China, the 8 new and advanced vinyl glove production lines has commenced production in May 2007 and additional 8 advanced gloves production lines is in the process of being installed and target to complete by March 2008.

The Group second latex concentration plant, Factory 16L, which is located in Hadyai, Thailand, which houses 36 new centrifuge machines was commenced production and operation in early June 2007.

The construction of its latest factory, Factory 19 has commenced in May 2007. The factory building is targeted to be ready by December 2007. Upon completion of the factory building, the factory will be installed with new advanced glove production lines.

As for Medi-Flex Group, the management is currently incorporating the work culture and management practices of Top Glove. In addition, technical exchanges have also commenced since the beginning of this year to ensure methodologies of operations, efficiency, quality and cost control are maximized to improve the operations of Medi-Flex Group.

With the commitment of the management team and with the continuous improvement of our glove quality, increase in efficiency and production capacity via technology innovation as well as construction of new glove production lines, the marketing of more profitable glove products and further expansion of the market share, the Company is confident of achieving better results in the financial year 2008.

**16. Variance of Actual Profits from Forecast Profits**

Not applicable as no profit forecast was issued.

**17. Taxation**

| | Quarter Ended | | Year To Date Ended | |
|---|---|---|---|---|
| | 31 Aug 2007 RM'000 | 31 Aug 2006 RM'000 | 31 Aug 2007 RM'000 | 31 Aug 2006 RM'000 |
| Income tax during the year | 7,482 | (113) | 14,496 | 5,579 |
| Deferred taxation | (3,004) | 3,898 | 1,271 | 7,133 |
| | 4,478 | 3,785 | 15,767 | 12,712 |

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

**18. Profit/(Loss) on Sale of Unquoted Investments and/or Properties**

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

**19. Purchase and Dispose of Quoted Securities**

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

**20. Status of Corporate Proposals Announced**

As of 31 Aug 2007, the status of utilization of the proceeds raised from the Share Placement amounting to RM239.5 million is as below :

| | Proposed Utilisation RM'mil | Actual Utilisation RM'mil |
|---|---|---|
| Capital expenditure | 100.0 | 35.1 |
| Repayment of borrowings | 110.0 | 97.0 |
| Working capital | 25.8 | 25.8 |
| Defray expenses for Proposed Placement | 3.7 | 3.7 |
| | 239.5 | 161.6 |

**TOP GLOVE CORPORATION BHD.**
(Company No. 474423-X)
(Incorporated in Malaysia)

**NOTES TO THE INTERIM FINANCIAL STATEMENTS**
**FOR THE FOURTH QUARTER ENDED 31 AUGUST 2007 (CONTINUED)**

## 21. Group Borrowings

| Group Borrowings as at 31 August 2007 | RM'000 |
|---|---|
| Export credit Refinancing (ECR) / Bankers' Acceptance (secured) | 4,211 |
| Bank Overdraft (secured) | 1,184 |
| Promissory Notes (secured) | 8,171 |
| Packing credit (secured) | 5,490 |
| Letter of Credit (secured) | 19,584 |
| Term Loan (secured) | 80,654 |
| Hire Purchase (secured) | 2,833 |
| Medium Term Notes (unsecured) | 70,000 |
| Total facilities | 192,127 |
| Payable within 12 months | 64,793 |
| Payable after 12 months | 127,334 |

## 22. Off Balance Sheet Financial Instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 31 Aug 2007 are as follows:-

| | Notional Amount As At 31 Aug 2007 RM'000 |
|---|---|
| Foreign exchange forward contracts : Within 13 months | 181,433 |

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

## 23. Material Litigation

Save as disclosed below, the Company and its subsidiaries are not engaged in any litigation, either as plaintiff or defendant, which has a material effect on the financial position of the Company and its subsidiaries, and the Directors do not know of any proceedings pending or threatened or of any fact likely to give to any proceedings which might materially and/or adversely affect the position or business of the Company or subsidiaries.

A.i. On 8 November 2000, Top Glove Sdn Bhd ("TGSB"), a subsidiary of the Company, was served a writ of summons by Supermax Glove Manufacturing Sdn. Bhd. (SGM) claiming damages for alleged passing off by TGSB of certain coloured boxes bearing the device of a glove containing gloves manufactured by TGSB under the OEM customer's brand name "Safemax" as boxes containing gloves manufactured by SGM under the brand name "Supermax". TGSB's appointed solicitors, M/s Ranjit Ooi & Robert Low, have opined that SGM's case against TGSB is weak and unlikely to succeed.

The full particulars of the Suit, its status and the lawyer's opinion have been adequately disclosed in the Prospectus dated 16 February 2001.

ii. TGSB, in relation to the suit above, has filed its defence and has also filed a counterclaim in the same suit against SGM seeking general damages for the abuse of process and/or unlawful interference with trade or business and/or the commission of deliberate and positive acts designed to injure Top Glove.

To date, the learned Judge was not in favor of fixing trial dates until all pre-trial directions have been complied with including, inter alia, the filing of the relevant bundles of documents. The pre-trial case management was fixed for 6 July 2004 for parties to file all relevant documents for purposes of trial. This date has been extended to 26 September 2005 for mention for pre-trial case management. This date has been further extended to 15 November 2005 and subsequently to 17 January 2006, 22 February 2006, 30 June 2006, 6 September 2006, 13 March 2007, 20 July 2007 and to 14 September 2007 pending a decision on an application for Further and Better Particulars on this suit by TGSB, as detailed in (iii) below. On 14 September 2007 the Court fixed trial dates for 24 & 25 June 2008.

iii The court had also fixed 16 May 2005 for hearing of an application by TGSB for Further and Better Particulars on the above suit. This date has been extended to 2 August 2005 and subsequently heard on 13 September 2005 and a decision was to be given on 23 September 2005 which was extended to 11 October 2005. The matter was not listed on 11 October 2005 as the file could not be located. The file was subsequently located and on 22 February 2006 the Court fixed 31 March 2006 for a decision which was given on 3 April 2006. On that date the court allowed TGSB's application for Further and Better Particulars on the above suit and SGM was given one month to comply with the said order. SGM appealed against this decision on 12 April 2006 and also applied for a stay of execution of the order dated 3 April 2006 which was fixed to be heard on 6 September 2006 and extended to 13 March 2007. Here the court directed written submissions and fixed 20.7.2007 for clarification and/or a decision. On 20.7.2007 the Court allowed SGM's appeal and fixed 14.9.2007 for case management. On 14 September 2007 the Court fixed trial dates for 24 & 25 June 2008.

B.i. TGSB, had commenced legal proceedings against SGM, pursuant to a writ filed at the Shah Alam High Court on 10 November 2004.

TGSB, among others are claiming for general, aggravated and exemplary damages for maliciously distributing and publishing defamatory words contained in documents relating to Summon No.22-431-2000 filed by SGM at the Shah Alam High Court. TGSB, among others avers that SGM had with mala fide distributed the said documents with intent to lower TGSB's reputation. SGM had also published defamatory words in its Quarterly Reports announced by its holding company, Supermax Corporation Berhad to Bursa Malaysia Securities Berhad in years 2000 and 2001. The commencement of legal proceeding was announced to Bursa Securities on 20 December 2004. SGM has filed a statement of defence on the above suit on 17 January 2005 and TGSB has filed the reply to defence on 14 February 2005.

The court had fixed 6 July 2005 for hearing of an application by TGSB to amend the Statement of Claim to include Top Glove Corporation Bhd. as an additional Plaintiff and Supermax Corporation Bhd. as an additional Defendant. The court heard this case on 28 September 2005 and a decision was to be given on 14 October 2005 but this was deferred to 18 November 2005 where the court allowed TGSB's application to amend the Statement of Claim and instructed SMG to file its amended Statement of Defence.

ii. SGM has filed an application to strike out certain paragraphs of TGSB's Statement Of claim and this was also heard on 28 September 2005. A decision on this issue was also to be given on 14 October 2005 and this was also deferred to 18 November 2005 when the court dismissed SGM's application to Strike Out with costs to be paid by SGM. SGM filed a Notice of Appeal against both the decisions given by the Senior Assistant Registrar on 18 November 2005 above. Appeals against both these decisions were allowed and they were to be heard on 12 & 29 June 2006 and subsequently adjourned to 2 November 2006, 17April 2007, 29 August 2007 and now extended to 5 April 2008.

iii. SGM had also on 14 December 2005 filed an application to Stay the above proceedings until the disposal of SGM's appeal. This application was allowed on 7 March 2006.

C i In July 2007 The Company received a letter from the United States International Trade Commission ("ITC") of a complaint and allegation by Tillotson Corporation (TC), in the United States, of Patent infringement of nitrile gloves.

ii ITC's role is to investigate alleged Patents infringement claims to protect the US domestic market by issuing orders and as such, it cannot award any damages or require the payment of a royalty.

iii The Company envisaged that there will not be any material implication to the performance of the Group in view that the sale of nitrile gloves to the USA only constitute about 3% of the total turnover of the Group worldwide and that the infringement claims are only confined to the USA customers. The Company understands that Tillotson Corporation has also complained to the ITC on almost all other nitrile glove manufactures throughout the world and nitrile distributors in the USA. If TC's complain is successful, all the parties will be subject to the payment of royalties for nitrile gloves exported to and sold in the USA and not Top Glove alone. Our US lawyers believes that the Company's defenses are meritorious and ultimately will be successful.

**24. Dividend**

The Board of Directors is pleased to proposed a final dividend of 12% consisting of 6% (tax exempt) amount to RM9,014,394.93 and 6% (taxable at 26%) amounting RM6,670,652.25 for the financial year ended 31 August 2007. The proposed final dividend (totaling 12% and amounting to RM15,685,047.18) is subject to the shareholders' approval in the forthcoming Annual General Meeting.

The Company paid an interim dividend of 8% (tax exempt) amounting RM12,017,257.22 on 13th September 2007, which was declared on 4 July 2007 in conjunction with the 3rd quarter ended 31 May 2007's financial results announcement.

Record of dividends paid in respect of financial year ended 31 August 2006

| Date approved | Type of dividend | Dividend Rate | Amount Paid ( RM ) | Payment date |
|---|---|---|---|---|
| 4/7/2006 | Interim dividend | 7% (tax exempt) | 6,727,157 | 15/9/2006 |
| 10/1/2007 | Final dividend | 6% (tax exempt) | 8,981,908 | 15/3/2007 |
| 10/1/2007 | Final dividend | 5% (with 27% tax) | 5,463,994 | 15/3/2007 |
| | **Total dividend for financial year ended 31/8/2006** | **18%** | **21,173,059** | |

## 25. Earnings Per Share

| | Quarter Ended | | Year To Date Ended | |
|---|---|---|---|---|
| | **31 Aug 2007** | **31 Aug 2006** | **31 Aug 2007** | **31 Aug 2006** |
| Net profit attributable to ordinary shareholders (RM'000) | 25,932 | 19,121 | 102,034 | 79,061 |
| **Basic** | | | | |
| Total number of ordinary shares ('000) | 300,476 | 269,199* | 300,476 | 269,199* |
| Adjusted weighted average number of ordinary shares ('000) | 300,356 | 267,665* | 287,015 | 266,181* |
| **Basic earnings per ordinary share (sen)** | 8.63 | 7.14 | 35.55 | 29.70 |
| **Diluted** | | | | |
| Adjusted weighted average number of ordinary shares ('000) | 300,356 | 267,665* | 287,015 | 266,181* |
| ESOS : | | | | |
| No. of unissued shares | 3,883 | 6,304* | 3,883 | 6,304* |
| No. of shares that would have been issued at fair value | (3,645) | (4,742)* | (3,645) | (4,742)* |
| Diluted weighted average number of ordinary shares ('000) | 300,594 | 269,227 | 287,253 | 267,743 |
| **Diluted earnings per ordinary share (sen)** | 8.63 | 7.10 | 35.52 | 29.53 |

For comparative purpose the number of ordinary shares issued as at 31 Aug 2006 had been adjusted to reflect the shares bonus issue of 2 for every 5 existing ordinary shares of par value RM0.50 each.

**Notice of Shares Buy Back - Immediate Announcement**

Reference No **CS-071022-74031**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **22/10/2007** |

RECEIVED

2007 NOV -7 A 2:27

| | | |
|---|---|---|
| Date of buy back | : | **22/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **54,100** |
| Minimum price paid for each share purchased (RM) | : | **6.350** |
| Maximum price paid for each share purchased (RM) | : | **6.500** |
| Total consideration paid (RM) | : | **347,675.00** |
| Number of shares purchased retained in treasury (units) | : | **54,100** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **1,689,600** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**

Reference No **CS-071023-837D8**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **23/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **23/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **53,000** |
| Minimum price paid for each share purchased (RM) | : | **6.400** |
| Maximum price paid for each share purchased (RM) | : | **6.600** |
| Total consideration paid (RM) | : | **341,775.00** |
| Number of shares purchased retained in treasury (units) | : | **53,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date: (units) | | **1,742,600** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071024-6A0B3**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **24/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **24/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **109,000** |
| Minimum price paid for each share purchased (RM) | : | **6.400** |
| Maximum price paid for each share purchased (RM) | : | **6.600** |
| Total consideration paid (RM) | : | **707,000.00** |
| Number of shares purchased retained in treasury (units) | : | **109,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **1,851,600** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071025-6EDD0**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **25/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **25/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **75,400** |
| Minimum price paid for each share purchased (RM) | : | **6.400** |
| Maximum price paid for each share purchased (RM) | : | **6.550** |
| Total consideration paid (RM) | : | **485,160.00** |
| Number of shares purchased retained in treasury (units) | : | **75,400** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **1,927,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

Notice of Shares Buy Back by a Company Pursuant to Form 28A
Reference No **CS-071026-73FA9**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **26/10/2007** |

| | | |
|---|---|---|
| Date of buy back from | : | **16/10/2007** |
| Date of buy back to | : | **19/10/2007** |
| Total number of shares purchased (units) | : | **511,900** |
| Minimum price paid for each share purchased (RM) | : | **6.200** |
| Maximum price paid for each share purchased (RM) | : | **6.550** |
| Total amount paid for shares purchased (RM) | : | **3,264,545.00** |
| The name of the stock exchange through which the shares were purchased | : | **Bursa Malaysia Securities Berhad** |
| Number of shares purchased retained in treasury (units) | : | **511,900** |
| Total number of shares retained in treasury (units) | : | **1,635,500** |
| Number of shares purchased which were cancelled (units) | : | **0** |
| Total issued capital as diminished | : | **0** |
| Date lodged with registrar of companies | : | **26/10/2007** |
| Lodged by | : | **Securities Services (Holdings) Sdn Bhd** |

Remarks:

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071026-73FAA**

| | | |
|---|---|---|
| Company Name | : | TOP GLOVE CORPORATION BHD |
| Stock Name | : | TOPGLOV |
| Date Announced | : | 26/10/2007 |

| | | |
|---|---|---|
| Date of buy back | : | **26/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **58,000** |
| Minimum price paid for each share purchased (RM) | : | **6.500** |
| Maximum price paid for each share purchased (RM) | : | **6.600** |
| Total consideration paid (RM) | : | **378,975.00** |
| Number of shares purchased retained in treasury (units) | : | **58,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **1,985,000** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071029-78372**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **29/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **29/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **146,200** |
| Minimum price paid for each share purchased (RM) | : | **6.500** |
| Maximum price paid for each share purchased (RM) | : | **6.650** |
| Total consideration paid (RM) | : | **957,320.00** |
| Number of shares purchased retained in treasury (units) | : | **146,200** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **2,131,200** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071030-7E080**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **30/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **30/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **32,000** |
| Minimum price paid for each share purchased (RM) | : | **6.450** |
| Maximum price paid for each share purchased (RM) | : | **6.550** |
| Total consideration paid (RM) | : | **207,050.00** |
| Number of shares purchased retained in treasury (units) | : | **32,000** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **2,163,200** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :

**Notice of Shares Buy Back - Immediate Announcement**
Reference No **CS-071031-56ADB**

| | | |
|---|---|---|
| Company Name | : | **TOP GLOVE CORPORATION BHD** |
| Stock Name | : | **TOPGLOV** |
| Date Announced | : | **31/10/2007** |

| | | |
|---|---|---|
| Date of buy back | : | **31/10/2007** |
| Description of shares purchased | : | **Ordinary Shares of RM0.50** |
| Total number of shares purchased (units) | : | **67,400** |
| Minimum price paid for each share purchased (RM) | : | **6.400** |
| Maximum price paid for each share purchased (RM) | : | **6.600** |
| Total consideration paid (RM) | : | **434,650.00** |
| Number of shares purchased retained in treasury (units) | : | **67,400** |
| Number of shares purchased which are proposed to be cancelled (units) | : | **0** |
| Cumulative net outstanding treasury shares as at to-date (units) | : | **2,230,600** |
| Adjusted issued capital after cancellation (no. of shares) (units) | : | **0** |

Remarks :



END